Sugarfina Corporation



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Subscription Amount is $500 and the Maximum Individual Subscription Amount is $1,000,000. The Company reserves the right to amend the Minimum Individual Subscription Amount and Maximum Individual Subscription Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice. The Company must raise an amount equal to or greater than the Target Offering Amount by April 30, 2023 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/sugarfina (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as Exhibit B, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties resulting in gross proceeds to the Company of not less than $5,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Company.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Subscription Amount**") by (a) or (b) immediately below:

(a) the quotient of $125,000,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such conversion price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Company's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Subscription Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security) or a **Change of Control** (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Company and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Subscription Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Subscription Amount divided by the quotient of (a) $125,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Company and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Subscription Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Company. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently with and at the direction of the Chief Executive Officer of Sugarfina Corporation.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events. However, the Company will take the necessary steps to ensure it will have enough authorized shares to issue upon conversion of the Securities.

PERKS

The Company plans to offer a candy gift card with $100 of credit for every $1,000 invested, up to $5,000. Investors who invest over $1,000 will also receive invitations to candy tastings and events, as well as early access to new product releases.

Amount Invested	Candy Credit

$1,000	$100
$2,000	$200
$3,000	$300
$4,000	$400
$5,000	$500

TAX CONSEQUENCES FOR RECIPIENT (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO THE INVESTMENT BENEFIT PACKAGES ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the issuer shall pay a cash fee of five percent (5%) of the amount raised in the Offering to the Intermediary.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to one percent (1%) of the total number of the Securities sold in the offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of one percent (1%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

All of our assets are pledged as collateral to our lender, Bristol Luxury Group LLC BLG.

On October 31, 2019, Sugarfina Holdings LLC (the "Successor") acquired certain assets and liabilities of Sugarfina, Inc. ("the Predecessor") out of Chapter 11 bankruptcy in the State of Delaware. To fund the asset purchase the Successor signed a Secured Promissory Note (the "Note") as debtor to Bristol Luxury Group LLC ("BLG") in the amount of $15,000,000 at an interest rate of 12% per annum. BLG owned 80% of the Successor at the time and formed a new management team. Currently, the majority owners of BLG are Bristol Investment Fund, Ltd. ("BIF") (which owns 45.08% of BLG) and Vendome Trust (which owns 45.08% of BLG). Together, BIF and Vendome Trust own 90.17% of BLG. Currently BLG owns 96.74% of the Company.

Paul L. Kessler, as manager of the investment advisor to BIF, has the power to vote and dispose of the interests held by BIF. Paul L. Kessler and Diana Derycz-Kessler, as trustees of the Vendome Trust, have the power to vote and dispose of the membership interest held by Vendome Trust. Paul L. Kessler and Diana Derycz-Kessler also sit on the Company's board of directors. Also, Scott LaPorta, current CEO and director of the Company owns 2% of BLG directly. Mr. LaPorta was also CEO of the Successor when it entered into the debt agreement with BLG and continues to serve as CEO of the Company. See also "Interest of Management and Others in Certain Transactions."

The Company reduced the debt owed to BLG under the Revolving Subordinated Secured Promissory Note (the "Note") to $8,000,000 on April 30, 2021, with retroactive effect dating back to September 26, 2020. The total amount due under the Note owed to BLG as of July 2, 2022, was $10,756,110, the increase attributable to interest, payable monthly, at 12%. That interest is paid-in-kind. This debt is secured by a second priority interest in the collateral specified in the Security Agreement between the Company and BLG (the "Security Agreement"). This means that if the Company were to dissolve, liquidate or declare bankruptcy, the Company's Senior Secured Line of Credit through Austin Financial Services ("AFS") would be paid first, which has an outstanding balance of $477,036, as of July 2, 2022, and then BLG would be paid the amount outstanding under the Note, for a total of $11,233,146 before the Company's stockholders would receive anything.

We may incur additional debt in the future, which may materially and adversely affect our business, financial position, results of operations and cash flows.

Our current strategic initiatives require substantial capital. We may seek to raise any necessary additional funds through equity or debt financings or other sources that may be dilutive to existing stockholders. We cannot assure you that we will be able to obtain additional funds on commercially reasonable terms, if at all.

As of July 2, 2022 we had $10,756,110 of outstanding indebtedness owed to BLG (see above). Also as of July 2, 2022, we have $1,497,259 owed to BLG through a line of credit extended to the Company by BLG in previous years and $477,036 outstanding under our line of credit with AFS which is secured by certain accounts receivable and finished goods inventory. We have current lease liabilities of $1,762,653 and long-term lease liabilities of $8,071,538. Our debt level could limit our ability to obtain additional financing and could have other important negative consequences, including:

- make it more difficult for us to satisfy our obligations to the holders of our outstanding debt, resulting in possible defaults on and accelerations of such indebtedness;

- require us to dedicate a substantial portion of our cash flows from operations to make payments on our debt, which would reduce the availability of our cash flows from operations to fund working capital, capital expenditures or other general corporate purposes;

- increase our vulnerability to general adverse economic and industry conditions, including interest rate fluctuations;

- limit our ability to refinance our existing indebtedness or borrow additional funds in the future;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete;

- place us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have better access to capital resources; and

- limit our ability to react to competitive pressures or make it difficult for us to carry our capital spending that is necessary or important to our growth strategy.

Any of the foregoing impacts of our substantial indebtedness could have a material adverse effect on our business, financial condition and results of operations. Additionally, if we are unable to secure financing on commercially reasonable terms, if at all, our business, financial position, results of operations and cash flows may be materially and adversely affected.

We may not be able to generate sufficient cash to service all of our debt or refinance our obligations and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.

On October 31, 2019, in connection with commencement of the Successor and the closing of the asset purchase agreement, BLG provided the Successor a cash injection of $1,600,000 for use as working capital. Of this cash injection, $1,420,000 was recognized as equity and the remaining $180,000 was recorded in accounts payable, without any further documentation, to be used as working capital. The funds in accounts payable will be repaid as operations allow. In August 2020, September 2021 and May 2022, BLG provided the Successor cash injections of $1,000,000, $250,000 and $250,000, respectively, for working capital on the same terms and recorded in accounts payable in the same manner as the $180,000. See also "Interest of Management and Others in Certain Transactions."

Our ability to make scheduled payments on our indebtedness or to refinance our obligations under our debt agreements, will depend on our financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business risk factors we face as described in this section, many of which may be beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures or planned growth objectives, seek to obtain additional equity capital or restructure our indebtedness. In the future, our cash flows and capital resources may not be sufficient for payments of interest on and principal of our debt, and such alternative measures may not be successful and may not permit us to meet scheduled debt service obligations. In addition, the recent worldwide economic slowdown could make it more difficult for us to refinance our indebtedness on favorable terms, or at all. In the absence of such operating results and resources, we may be required to dispose of material assets to meet our debt service obligations. We may not be able to consummate those sales, or, if we do, we will not control the timing of the sales or whether the proceeds that we realize will be adequate to meet debt service obligations when due.

Our success depends on our ability to uphold the reputation of our brand, which will depend on our product quality, the effectiveness of our marketing, and our customer experience.

We believe that our brand image and brand awareness is vital to the success of our business. We also believe that maintaining and enhancing our brand image, particularly in new markets where we have limited brand recognition, is important to maintaining and expanding our customer base. As we execute our growth strategy, our ability to successfully expand into new markets or to maintain the strength and distinctiveness of our brand image in our existing markets will be adversely impacted if we fail to connect with our target customer. Among other things, we rely on social media platforms, such as Instagram and Twitter, to help implement our marketing strategies and promote our brand. Our brand and reputation may be adversely affected if we fail to achieve these objectives, if our public image was to be tarnished by negative publicity, if we fail to deliver innovative and high-quality products acceptable to our customers, or if we face a product recall. Negative publicity regarding the production methods of any of our suppliers or manufacturers could adversely affect our reputation and sales and force us to locate alternative suppliers or manufacturing sources. Additionally, while we devote considerable efforts and resources to protecting our intellectual property, if these efforts are not successful the value of our brand may be harmed. Any harm to our brand and reputation could have a material adverse effect on our financial condition.

In the event we experience an issue with product quality, we may experience recalls or liability in addition to business disruption which could further negatively impact brand image and reputation and negatively affect our sales. Our brand image and reputation may also be more difficult to protect due to less oversight and control as a result of outsourcing the production and manufacturing of our candies, chocolates, and packaging, including assembly of those products and related packaging. We also could be exposed to lawsuits relating to product liability or marketing or sales practices. Deterioration to our brand equity may be difficult to combat or reverse and could have a material effect on our business and financial results.

If we are unable to anticipate consumer preferences and successfully develop and introduce new, innovative and updated products, we may not be able to maintain or increase our sales or achieve profitability.

Our success depends on our ability to timely identify and originate product trends as well as to anticipate and react to changing consumer demands. All of our products are subject to changing consumer preferences and we cannot predict such changes with any certainty. Product trends in the confectionery market can change rapidly. We will need to anticipate, identify and respond quickly to changing trends and consumer demands in order to provide the merchandise our customers seek and maintain our brand image. If we cannot identify changing trends in advance, fail to react to changing trends or misjudge the market for a trend, our sales could be adversely affected and we may be faced with a substantial amount of unsold inventory or missed opportunities. As a result, we may be forced to mark down our merchandise in order to dispose of slow-moving inventory, which may result in lower profit margins, negatively impacting our financial condition and results of operations.

Even if we are successful in anticipating consumer demands, our ability to adequately react to and execute on those demands will in part depend upon our continued ability to develop and introduce fashionable and functional, high-quality products. If we fail to design products in the categories and tastes that consumers want, demand for our products could decline and our brand image could be negatively impacted. Our failure to effectively introduce new products and enter into new product categories that are accepted by consumers could result in excess inventory,

inventory write-downs, decreases in gross margins and a decrease in net revenues, which could have a material adverse effect on our financial condition.

Our future results may be adversely affected if we are unable to implement our strategic plan and growth initiatives.

Our ability to succeed in our strategic plan and growth initiatives will rely on the success of our new innovations, collaborations, and wholesale account distribution expansion which could be negatively impacted by unanticipated competition, supply chain disruption, or input cost increases.

We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can, resulting in a loss of our market share and a decrease in our net revenue.

The market for confectionery is highly competitive. Competition may result in pricing pressures, reduced profit margins or lost market share, or a failure to grow or maintain our market share, any of which could substantially harm our business and results of operations. We compete directly against wholesalers and direct retailers of candies, chocolates and other products, including large, diversified confectionery companies with substantial market share and established companies expanding their production and marketing of candies, chocolates and other confectionery. Many of our competitors are large confectionery companies with strong worldwide brand recognition. Many of our competitors have significant competitive advantages, including longer operating histories, larger and broader customer bases, more established relationships with a broader set of suppliers, greater brand recognition and greater financial, research and development, marketing, distribution, and other resources than we do.

As a result, these competitors may be better equipped than we are to influence consumer preferences or otherwise increase their market share by:

- quickly adapting to changes in customer tastes or consumer preferences;

- discounting excess inventory that has been written down or written off;

- devoting resources to the marketing and sale of their products, including significant advertising campaigns, media placement, partnerships and product endorsement; and

- engaging in lengthy and costly intellectual property and other disputes.

Our inability to compete successfully against our competitors and maintain our gross margin could have a material adverse effect on our business, financial condition and results of operations.

We face inventory risk. If we fail to accurately predict demand for our products, we may face write-downs or other charges.

We are exposed to inventory risks that may adversely affect operating results as a result of new product launches, changes in product cycles and pricing, limited shelf-life of certain of our products, changes in consumer demand, and other factors. We endeavor to predict accurately, based on information from our customers and distributors and reasonable assumptions, the expected demand for our products in order to avoid overproduction. Demand for products, however, can change significantly between the time of production and the date of sale. It may be more difficult to make accurate predictions regarding new products. In addition to our own marketing initiatives, we depend on the marketing initiatives and efforts of distributors in promoting products and creating consumer demand. In the latter circumstance, we have limited or no control regarding distributors' promotional initiatives or the success of their efforts.

Changes in consumer spending could have a negative impact on our financial condition and business results.

Our sales depend upon a number of factors related to the level of consumer spending, including the general state of the economy, federal and state income tax rates, and consumer confidence in future economic conditions. Changes in consumer spending in these and other areas can affect both the quantity and the price of our products that customers are willing to purchase at our retail stores, online purchases, through our distributors, such as our shop-in-a-shop arrangement with Nordstrom and other retailers, corporate gifting and through our two franchisees. Reduced consumer confidence and spending may result in reduced demand for our products, limitations on our ability to increase prices and increased levels of selling and promotional expenses. This, in turn, may have a considerable negative impact upon sales and gross margins.

We have a history of losses and cannot assure you that we will achieve or maintain profitable operations.

During the period of January 1 through July 2, 2022, our net loss was $2,919,201 with the largest driver of that variance related to $1,317,805 more in government grant income recognized in the first six months of 2021. Our net loss for the fiscal year ended December 31, 2021, was $3,882,610 primarily due to the continued impacts of COVID-19 and related supply chain disruptions that impacted our fall and holiday sales in the third and fourth quarters of 2021. Our net loss for the fiscal year ended December 31, 2020, was $4,694,881 primarily due to the temporary closure of our retail stores and department store partners due to COVID-19. Those losses in 2020 and 2021 were partially mitigated by increasing revenue within other channels, such as e-commerce, driving gross margin improvement and reducing selling, general and administrative expenses. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations – Comparison of Results of Operations." We may continue to incur significant losses in the future for a number of reasons, including unforeseen expenses, difficulties, complications, and delays, and other unknown events.

We cannot assure you that we will achieve sustainable operating profits as we continue to expand our infrastructure, further develop our marketing efforts, and otherwise implement our growth initiatives. Any failure to achieve and maintain profitability would have a materially adverse effect on our ability to implement our business plan, our results and operations, and our financial condition, and could cause the value of our Common Stock to decline, resulting in a significant or complete loss of your investment.

Our results of operations may be negatively impacted by the coronavirus outbreak.

Throughout 2021 and 2022 the greatest risks to our business changed from the spread of COVID-19 and related lockdowns to the economic fallout resulting from pent up demand coupled with supply chain disruptions and labor shortages. Even as the supply chain and shortages of ingredients has been recovering during 2022, we now see the greatest risk in the form of inflation and economic downturn, which could cause our customers to reduce spending on our products and increase the cost of our debt and other financing terms. These developments would also leave us vulnerable if other global events were to occur, such as another pandemic or global energy shortages, which would potentially impact shipping of our products and packaging.

The extent to which the post-COVID-19 economy and related fallout may affect our financial results will depend on future developments, which are highly uncertain and cannot be predicted, Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

We are not currently experiencing disruption in product or packaging production from our suppliers as a result of the COVID-19 pandemic or otherwise. As of the date of this Offering Memorandum, the Company is not experiencing any material shortages in labor, however, that may change as the economy continues to experience a resurgence from the effects of the COVID-19 pandemic.

On April 8, 2020, Sugarfina USA LLC, a wholly owned subsidiary of the Company, applied for and was granted a loan under the PPP in the amount of $2,000,000 through JPMorgan Chase Bank, N.A., for the purpose of covering the Company's payroll, lease payments and utilities. That loan was forgiven in its entirety in September 2021. In March 2021, the Company received an additional PPP loan in the amount of $1,650,000, which was also forgiven in its entirety in April 2022.

If we fail to acquire and retain new customers, or fail to do so in a cost-effective manner, we may be unable to increase net revenues, improve margins and achieve profitability.

Our success depends on our ability to acquire and retain new customers and to do so in a cost- effective manner. We must continue to acquire customers in order to increase net revenues, improve margins, and achieve profitability. In order to expand our customer base, we must appeal to, and acquire, customers who have historically purchased their candies and candy gifts from other retailers such as traditional brick and mortar retailers and the websites of our competitors. We also need to attract customers who might not ordinarily purchase candy and candy gifts but will change their purchasing habits in favor of our products, our packaging and the experience we offer.

We have made significant investments related to customer acquisition and expect to continue investing to acquire additional customers. We cannot assure you that the net revenues from the new customers we acquire will ultimately exceed the cost of acquiring those customers. If we fail to deliver a quality product experience, or if consumers do not perceive the products we offer to be of high value and quality, we may be unable to acquire or retain customers.

Our failure to comply with trade and other regulations could lead to investigations or actions by government regulators and negative publicity.

The labeling, distribution, importation, marketing and sale of our products are subject to extensive regulation by various federal agencies, including the Federal Trade Commission ("FTC"), Consumer Product Safety Commission and state attorneys general in the United States, as well as by various other federal, state, provincial, local and international regulatory authorities in the locations in which our products are distributed or sold. If we fail to comply with those regulations, we could become subject to significant penalties or claims or be required to recall products, which could negatively impact our results of operations and disrupt our ability to conduct our business, as well as damage our brand image with consumers. In addition, the adoption of new regulations or changes in the interpretation of existing regulations may result in significant unanticipated compliance costs or discontinuation of product sales and may impair the marketing of our products, resulting in significant loss of net revenues.

Our future success depends on our key executive officers and our ability to attract, retain, and motivate qualified personnel.

Our future success largely depends upon the continued services of our executive officers and management team, especially our Chief Executive Officer, Scott LaPorta. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Additionally, we may incur additional expenses to recruit and retain new executive officers. If any of our executive officers joins a competitor or forms a competing company, we may lose some or all of our customers. Finally, we do not maintain "key person" life insurance on any of our executive officers. Because of these factors, the loss of the services of any of these key persons could adversely affect our business, financial condition, and results of operations, and thereby an investment in our stock.

In addition, our continuing ability to attract and retain highly qualified personnel, especially employees with experience in the confectionery industry, will also be critical to our success because we will need to hire and retain additional personnel as our business grows. There can be no assurance that we will be able to attract or retain highly qualified personnel. We face significant competition for skilled personnel in our industries. This competition may make it more difficult and expensive to attract, hire, and retain qualified managers and employees. Because of these factors, we may not be able to effectively manage or grow our business, which could adversely affect our financial condition or business. As a result, the value of your investment could be significantly reduced or completely lost.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Our business is affected by seasonality.

Our business is affected by the general seasonal trends common to the confectionery industry. Our sales and earnings are seasonal, with significantly higher sales and earnings occurring during key holidays, especially the fall and winter holidays, Valentine's Day, Lunar New Year, and Easter, than at other times of the year, which may cause fluctuations in our semi-annual results of operations. Additionally, the first quarter of 2022 was impacted by the negative effects of the Omicron variant of COVID-19. This seasonality may adversely affect our business and cause our results of operations to fluctuate, and, as a result, we believe that comparisons of our operating results between different periods within a single fiscal year are not necessarily meaningful and that results of operations in any period should not be considered indicative of the results to be expected for any future period. See also "Management's Discussion and

Analysis – Results of Operations for the periods from January 1, 2022 through July 2, 2022 and January 1, 2021 through July 3, 2021 – Seasonality."

Risks Related to Being a Small Business with Global Suppliers and Competition

We may not be able to pass on to our customers increases in the cost of goods, services, and labor, including increased costs due to the imposition of tariffs, necessary to our business.

Increases in the costs of ingredients, energy and labor directly affect our operations. Our candy suppliers use both cocoa and sugar, as well as other ingredients, which may increase in price if they become scarce or difficult to obtain. Also, the cost of transporting our products and packaging to our stores and warehouses fluctuates and as those costs rise this could impact our profits unless we pass the additional cost to customers. Additionally, in the current global and economic climate, governments sometimes impose tariffs on commodities, such as cocoa and sugar, and other products which would increase our costs as well.

We may be able to pass some or all of the cost increases from raw materials, energy, labor and tariffs to customers by increasing the selling prices of our products. However, higher product prices may also result in a reduction in sales volume and/or consumption. If we are not able to increase our selling prices sufficiently, or in a timely manner, to offset increased raw material, energy or other input costs, including packaging, pay for employees in our retail locations and elsewhere, or if our sales volume decreases significantly, there could be a negative impact on our profitability.

The Company has experienced raw material packaging and wage cost increases, and has strategically increased prices to offset those increases, contributing to overall gross margin improvement of 5% points in the first half of 2022 as compared to the first half of 2021. The Company expects that its suppliers will continue passing through input cost increases for which we will raise prices and rationalize our product line to offset the impact. Additionally, the Company has benefited from the strengthening of the United States dollar versus the currency of its primary international suppliers.

We rely on third-party suppliers and manufacturers to produce our products, and we have limited control over these suppliers and manufacturers and may not be able to obtain quality products on a timely basis or in sufficient quantity.

We rely on third-party suppliers primarily located outside of the United States to provide raw materials for and to produce our products. The company that assembles our products is located in Tijuana, Mexico. While the Company sells a diversified product line, it remains dependent upon a limited number of suppliers that it selects. There were no significant concentrations of suppliers during the year ended December 31, 2021 or the first six months of 2022. The operations of our suppliers can be subject to additional risks beyond our control, including shipping delays, labor disputes, trade restrictions, tariffs and embargos, or any other change in local conditions. We may experience a significant disruption in the supply of confectionery, packaging or raw materials from current sources or, in the event of a disruption, we may be unable to locate alternative suppliers of comparable quality at an acceptable price, or at all. We do not have any long-term supply contracts in place with any of our suppliers and we compete with other companies, including many of our competitors, for confectionery, packaging, and raw materials. We have occasionally received, and may in the future receive, shipments of products that fail to comply with our specifications or that fail to conform to our quality control standards. We have also received, and may in the future receive, products that are otherwise unacceptable to us or our customers. Under these circumstances, we may incur substantial expense to remedy the problems and may be required to obtain replacement products. If we fail to remedy any such problem in a timely manner, we risk the loss of net revenue resulting from the inability to sell those products and related increased administrative and shipping costs. Additionally, if the unacceptability of our products is not discovered until after such products are purchased by our customers, our customers could lose confidence in our products or we could face a product recall. In such an event our brand reputation may be negatively impacted which could negatively impact our results of operations.

The loss of, or disruption in, our relationship with the provider that assembles our packaging, packs our products and ships them to our warehouses for distribution could have a material adverse effect on our business and operations.

Our operations are currently primarily dependent on a single provider for assembling our raw product into packaging, packing, and then shipping them to our distribution centers. We have a contract with the provider, which is located in Tijuana, Mexico, that was amended effective July, 2022 to extend the Term of the contract to May 1st, 2024, with an option to renew the agreement for a further 12 months upon mutual written agreement of both parties. The initial agreement also contains an exclusivity clause restricting our logistics partner from performing work for certain competitors of the Company during the term of the agreement and for 12 months thereafter, which remains in place in the amended agreement. Currently, we ship our finished goods from a third-party logistics warehouse in San Diego, as well as from our new centralized distribution center in Las Vegas, Nevada.

Nevertheless, any significant interruption in the operation of the provider's plant or warehouses, now or in the future, due to natural disasters, accidents, system issues or failures, or other unforeseen causes that materially impair our ability to access or use our facility, could delay or impair the ability to distribute merchandise and fulfill online orders, which could cause sales to decline.

We also depend upon third-party carriers for shipment of a significant amount of merchandise directly to our customers. An interruption in service by these third-party carriers for any reason could cause temporary disruptions in business, a loss of sales and profits, and other material adverse effects.

Our sales and gross margins may decline as a result of increasing freight costs.

Freight costs are impacted by changes in fuel prices through surcharges, among other factors. Fuel prices and surcharges affect freight costs both on inbound freight from suppliers to the distribution center as well as outbound freight from the distribution center to stores/shops, supplier returns and third-party liquidators, and shipments of product to customers. The cost of transporting our products for distribution and sale is also subject to fluctuation due in large part to the price of oil. Because most of our products are manufactured abroad, our products must be transported by third parties over large geographical distances and an increase in the price of oil can significantly increase costs. Manufacturing delays or unexpected transportation delays can also cause us to rely more heavily on airfreight to achieve timely delivery to our customers, which significantly increases freight costs. Increases in fuel prices, surcharges, and other potential factors may increase freight costs. Any of these fluctuations may increase our cost of products and have an adverse effect on our margins, results of operations and financial condition.

During 2021, due to global supply chain issues affecting many businesses like ours, we have been experiencing cost increases in candy packaging and freight. In anticipation of cost increases associated with increased shipping costs and delays, we proactively instituted a price increase on our core products in the Spring of 2021. In addition to the spring price increases, we have been selectively increasing prices on our seasonal offerings as we bring them to market.

Changes in government policy, political unrest, and dynamics in the relationships between the U.S. government and foreign governments may have a negative impact on the Company and its franchisees.

We have two franchised stores located in Hong Kong managed by our franchisee, Upper East Corporation Limited ("Upper East"). The future development of national security laws and regulations in Hong Kong, and any resulting unrest among its citizens, may negatively affect Upper East and result in Sugarfina receiving fewer royalties from that business. On May 28, 2020, the National People's Congress of the People's Republic of China adopted the Decision on Establishing and Strengthening the Hong Kong Special Administrative Region's Legal System for the Safeguard of National Security and Implementation Mechanisms (the "Decision") and authorized the Standing Committee of the National People's Congress to promulgate a new law pursuant to and for the implementation of the Decision. The details of the Decision and resulting laws or rules continues to develop and there is no way to know for certain what the law will look like, how it will be implemented, and what the response of the citizens of Hong Kong will be. Also, the Company may be negatively impacted if the governments of the United States and the People's Republic of China impose tariffs or other obstacles to commerce between their countries.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Risks Concerning Intellectual Property and Cybersecurity

If we are unable to protect our intellectual property rights, our financial results may be negatively impacted.

Our success depends in large part on our brand image. We believe our Company's name, logo, domain name, registered and unregistered trademarks, patents, copyrights, domain names, and social media handles are valuable assets that serve to differentiate us from our competitors. We currently rely on a combination of copyright, trademark, patent, trade dress and unfair competition laws to establish and protect our intellectual property rights. We cannot assure you that the steps taken by us to protect our proprietary rights will be adequate to prevent infringement of our trademarks and proprietary rights by others, including imitation and misappropriation of our brand. We cannot assure you that obstacles will not arise as we expand our product lines and geographic scope. The unauthorized use or misappropriation of our intellectual property could damage our brand identity and the goodwill we created for our Company, which could cause our sales to decline. Moreover, litigation may be necessary to protect or enforce these intellectual property rights, which could result in substantial costs and diversion of our resources, causing a material adverse effect on our business, financial condition, results of operations or cash flows.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.

Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into licensing agreements, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

We may be subject to liability if we infringe upon the intellectual property rights of third parties.

We may be subject to liability if we infringe upon the intellectual property rights of third parties. If we were to be found liable for any such infringement, we could be required to pay substantial damages and could be subject to injunctions preventing further infringement. Such infringement claims could harm our brand image. In addition, any payments we are required to make and any injunction with which we are required to comply as a result of such infringement actions could adversely affect our financial results.

Information technology system failures, breaches of our network security or inability to upgrade or expand our technological capabilities could interrupt our operations and adversely impact our business.

We and our franchisees rely on our computer systems and network infrastructure across our operations, including point-of-sale processing at our stores. Our and our franchisees' operations depend upon our and our franchisees' ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external cybersecurity breaches, viruses and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business and subject us or our franchisees to litigation or to actions by regulatory authorities.

A party who is able to compromise the security measures on our networks or the security of our infrastructure could, among other things, misappropriate our proprietary information and the personal information of our customers and employees, cause interruptions or malfunctions in our or our franchisee's operations, cause delays or interruptions to our ability to operate, cause us to breach our legal, regulatory or contractual obligations, create an inability to access or rely upon critical business records, or cause other disruptions in our operations. These breaches may result from human errors, equipment failure, fraud or malice on the part of employees or third parties.

We expend financial resources and maintain cybersecurity insurance to protect against such threats and may be required to further expend financial resources to alleviate problems caused by physical, electronic, and cyber security breaches. As techniques used to breach security are growing in frequency and sophistication and are generally not recognized until launched against a target, regardless of our expenditures and protection efforts, we may not be able to implement security measures in a timely manner or, if and when implemented, these measures could be circumvented. Any breaches that may occur could expose us to increased risk of lawsuits, loss of existing or potential future customers, harm to our reputation and increases in our security costs, which could have a material adverse effect on our financial performance and operating results.

In the event of a breach resulting in loss of data, such as personally identifiable information or other such data protected by data privacy or other laws, we may be liable for damages, fines and penalties for such losses under applicable regulatory frameworks despite not handling the data. Further, the regulatory framework around data custody, data privacy and breaches varies by jurisdiction and is an evolving area of law. We may not be able to limit our liability or damages in the event of such a loss.

If we or our franchisees are unable to protect our customers' data, we could be exposed to data loss, litigation, liability and reputational damage.

In connection with credit and debit card sales, we and our franchisees transmit confidential credit and debit card information. A number of retailers have experienced actual or potential security breaches in which credit and debit card information may have been stolen. Third parties may have the technology or know-how to breach the security of the customer information transmitted in connection with credit and debit card sales, and our and our franchisees' security measures and those of our and our franchisees' technology vendors may not effectively prohibit others from obtaining improper access to this information. If a person were able to circumvent these security measures, he or she could destroy or steal valuable information or disrupt our and our franchisees' operations. Any security breach could expose us and our franchisees to risks of data loss and liability and could seriously disrupt our and our franchisees' operations and any resulting negative publicity could significantly harm our reputation. We may also be subject to lawsuits or other proceedings in the future relating to these types of incidents. Proceedings related to theft of credit and debit card information may be brought by payment card providers, banks, and credit unions that issue cards, cardholders (either individually or as part of a class action lawsuit), and federal and state regulators. Any such proceedings could harm our reputation, distract our management team members from running our business and cause us to incur significant unplanned liabilities, losses and expenses.

Organizations face growing regulatory and compliance requirements.

New and evolving regulations and compliance standards for cyber security, data protection, privacy, and internal IT controls are often created in response to the tide of cyber-attacks and will increasingly impact organizations. Existing regulatory standards require that organizations implement internal controls for user access to applications and data. In addition, data breaches are driving a new wave of regulation with stricter enforcement and higher penalties. Regulatory and policy-driven obligations require expensive and time-consuming compliance measures. The fear of non-compliance, failed audits, and material findings has pushed organizations to spend more to ensure they are in compliance, often resulting in costly, one-off implementations to mitigate potential fines or reputational damage. Any substantial costs associated with failing to meet regulatory requirements, combined with the risk of fallout from security breaches, could have a material adverse effect on our business and brand.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Company decides to convert the Securities or until there is a change of control or sale of substantially all of the Company's assets. The Investor may never directly hold equity in the Company.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

We may not have enough authorized capital stock to issue shares of Common Stock to investors upon the conversion of any security convertible into shares of our Common Stock, including the Securities.

Because the conversion of the Securities into Common Stock is based on a future offering of securities, we cannot know the price used to determine how many shares of Common Stock will be issued upon conversion of the Securities at this time. In the event the Company does not have enough authorized capital stock to issue upon conversion of the Securities, the Company will need to amend its certificate of incorporation to authorize additional shares of capital stock, which may delay the conversion and issuance of Common Stock underlying the Securities. See also Section 3(e) of the SAFE in Exhibit B for details.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Company will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their subscription amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

The Commission's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Description of the Business

Overview

Sugarfina Corporation is a consolidated entity along with its four subsidiaries --

- Sugarfina USA LLC, an operating company focused on the United States,

- Sugarfina Global LLC, a holding company for Sugarfina Global Canada Ltd.,

- Sugarfina Global Canada Ltd., an operating company for Sugarfina's Canadian business operations, and

- Sugarfina IP LLC, which holds the Company's intellectual property assets.

The Company operates an upscale, luxury candy brand for adults at price points ranging from $8.95 up to $200 through its e-commerce platform, wholesale retail accounts, corporate gifting offerings, and retail boutiques. The Company has reached hundreds of thousands of consumers with its omni-channel distribution strategy. In this regard, the Company has a thriving ecommerce business, custom and corporate gifting business, and a major wholesale presence in over 900 accounts, including retailers such as Bloomingdales, Neiman Marcus, Nordstrom, Paper Source, Total Wine & More and premier resorts like St. Regis, Rosewood, Resorts World, Bellagio and Wynn. The Company also currently has 25 retail boutiques with 5 in Canada and 20 in the United States, including its 8 shop-within-a-shops in Nordstrom. In February 2023 we will be closing four of our Nordstrom shop-in-shop locations in Canada and converting these to Nordstrom wholesale accounts. In addition to its retail boutiques in Canada, the Company also has an international presence through its franchise stores in Hong Kong and international wholesale accounts in Canada, Australia, South-East Asia and Europe.

We acquire our unique candy products and our distinctive packaging from global producers on a purchase order basis. Our candies and packaging are then sent to a co-packer facility in Tijuana, Mexico for assembly as finished product before shipping primarily to our new Las Vegas, Nevada operations center, as well as to a third-party logistics center in San Diego when appropriate for distribution and fulfillment. Our business model is based on building brand awareness through these channels and by developing our own signature products and packaging that are design patented as well as trademark and copyright protected.

Our History and Response to COVID-19

On September 6, 2019, Sugarfina, Inc. (the "Predecessor") filed voluntary petitions for relief under Chapter 11 ("Chapter 11 Proceedings") of the U.S. Bankruptcy Code in Delaware. Bristol Luxury Group, LLC ("BLG"), acquired substantially all of the Predecessor's assets, including the assumption of certain liabilities, pursuant to an asset purchase agreement for consideration of $15,125,000, including cash and a 20% membership interest in Sugarfina Holdings LLC, (the "Successor"). BLG installed new management at the Successor and commenced operations on November 1, 2019. On June 8, 2020, BLG acquired the 20% minority interest held by the Predecessor, making BLG the controlling stockholder with 100% ownership of the Successor.

The plan of reorganization was submitted to the bankruptcy court in March 2020. The bankruptcy court confirmed the plan of reorganization on May 13, 2020, and the plan was consummated on May 28, 2020. The Successor's consolidated financial statements covering the fiscal year ended December 31, 2020 are included as part of the Company's consolidated financial statements in Appendix X of this Offering Memorandum.

On September 26, 2020, Successor reincorporated from a Delaware limited liability company into a Delaware corporation named Sugarfina Corporation ("Sugarfina" or, together with its consolidated subsidiaries, the "Company"). On April 30, 2021, the Company completed a conversion of certain of its indebtedness into shares of Series A Preferred Stock with retroactive effect to September 26, 2020 (the "Debt Conversion"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Retroactive Conversion of the Company's Secured Promissory Note." The consolidated financial statements give retroactive effect to the Debt Conversion. See Note 11 to the Company's financial statements.

Since the acquisition of Sugarfina's assets and the birth of the new Company on October 31, 2019, the business has faced certain challenges. The inception of the new company occurred in the midst of the 2019 holiday season (historically the busiest and most profitable time of year for the brand), however, as the Predecessor had been in financial difficulties during the latter half of 2019 leading up to the bankruptcy, the new company inherited an immediate inventory shortage which left it unable to fulfill many of the holiday orders it received, and consequently it was unable to take full advantage of its first holiday season. Furthermore, only the Company's profitable retail store leases were assumed by the Company during the bankruptcy process, which meant we had about 20 less retail locations for distribution during the holiday season. During the last two months of 2019 and first few months of 2020, we worked tirelessly to stabilize and commercialize the Company as it recovered from the bankruptcy. Key initiatives undertaken during this time included renegotiation of retail store leases and headquarter office lease, restructuring of management and staffing levels, rationalizing the core product count to eliminate unprofitable SKU's, reducing inventory investment, and rebuilding a commercially viable go-to-market and stage-gated innovation processes.

In mid-March of 2020, amid heightening fears and state and local closure ordinances regarding the COVID-19 pandemic, Sugarfina, like many other companies, made the decision to close all its retail stores. Consequently, Sugarfina boutiques and its shop-in-shops within Nordstrom department stores remained closed from mid-March to mid-June 2020. Those closures significantly impacted the Company's revenues, as retail sales had historically constituted 40% - 50% of Sugarfina's revenues. The Company began re-opening its boutiques in late June 2020, ramping up to all boutiques open by September 2020. During this period, we took the opportunity to optimize our e-commerce sales. We developed new marketing strategies focused on growing our e-customer list, increasing conversion, and growing the average order value. For more detail, see "The Company's Business – Principal Products and Services," below.

The Company developed exciting new innovations throughout the Spring and Summer of 2021, including brand collaborations with well-known and on-trend hard-seltzer brand, Truly®, the Simpsons TM collection, and a vegan product line. Retail sales continued to perform at below historical averages due to COVID-19 business restrictions, such as capacity limitations, that remained in place at many of our retail locations through mid-2021. We took possession of our new centralized distribution center and Nevada headquarters in Las Vegas in early April 2021 and began fulfilling e-commerce orders from this facility during the last week of that month. Production and operations at this facility ramped up successfully through the summer months, and the Company was able to fulfill holiday demand while navigating pandemic induced global supply chain delays for certain core and holiday products. In 2022, we continue to navigate supply chain delays and faced lower demand in the first quarter of 2022 due to consumer concerns regarding the Omicron strain of COVID-19. More recently, our second half of 2022 total revenues increased 6% on a year-over-year basis. E-Commerce, wholesale, and gifting revenues as a group increased by 16% over that same period.

The Company's Products and/or Services

The Company has joined the luxury candy market with a uniquely fresh, fashionable and experiential approach to gourmet confections targeted to grown-ups. The Company sells its candies through our e-commerce platforms, our retail boutiques in North America in major cities, including Los Angeles, New York, Miami, Boston, Vancouver and Toronto, and through its franchise in Hong Kong. The Company also sells its candies through wholesale channels, corporate and custom gifting, and licensing. The Company has developed a distinct brand identity that resonates with today's customer by delivering an upscale experience from the moment customers engage with the brand at price points beginning at $8.95 up to $200.

Our Unique Brand of Candies, Collaborations and Packaging

The Sugarfina brand focuses on flavors designed for the adult palate, such as Champagne Bears ® and But First, Rosé Roses. Other leading flavors include Sugar Lips®, Peach Bellini®, Dark Chocolate Sea Salt Caramels and Heavenly Sours. The Company also seeks to engage shoppers by offering new, interesting and unique products on a regular basis. We began the year 2022 with the successful launch of our popular and crowd-pleasing Valentines and Lunar New Year collections, as well as the Bon Voyage Candy Bento Box® celebrating many people's first summer of travels since the COVID-19 pandemic, with candies from some of Europe's most popular destinations and complete with a salted caramel chocolate bar 'Passport'. During the first half of 2022, we developed three new innovative product offerings which we launched this summer; Strawberry Champagne Bears®, an exciting new buzz-worthy twist on our best-selling, world famous Champagne Bears®, our Kombucha Bears collection, the world's first gummies infused with real Kombucha tea, and our La Patisserie collection with all new candies in the flavors of Strawberries and Cream, Cookies and Cream, and Peaches and Cream. Our Halloween and Holiday 2022 collections are proving to be just a big a hit as in years past, and feature new innovations such as our super premium Candy Carousel advent calendar complete with a spinning carousel and re-chargeable LED lights..

 2022 product innovations include all-vegan Riptide Raspberries, Peach Bum, and Cabana Banana, as well as additions to our fan-favorite cookie collection like Oatmeal Cookies and Peanut Butter Cookie Dough. The Company's candies are produced by artisan candy makers around the world, including in European countries like France, Germany, Italy and Greece, and in many categories, from gummies to fruit jellies to chocolates.

The Company's brand is also made unique through its luxurious and iconic, design patented, copyrighted and/or trademarked packaging. The Company's signature Candy Cubes® are the building blocks of the iconic Sugarfina look. Although Sugarfina's Candy Cubes® can be sold separately, the Company also offers Candy Bento Boxes® which were inspired by the beauty and simplicity of Japanese bento boxes. Sugarfina's Candy Bento Boxes® allow for customization of gifts by allowing consumers to select a wide array of Candy Cubes® to fill each box. The Company offers a variety of sizes and colors to allow the consumer to customize their experience, which begins by selecting a Candy Bento Box® or Candy Trunk. Each Candy Bento Box® holds two, three, four, eight or 16 Candy Cubes®. The Candy Trunk holds nine or twenty Candy Cubes®.

Market

As a result of COVID-19, we took the opportunity to pursue sales channels that were still open during the pandemic, such as gourmet grocery stores and other online platforms. The Company has an integrated marketing strategy to increase consumption amongst its existing customer base and to attract and retain new customers. The Company aims to build brand awareness by pitching editors and gifting influencers, curating customized mailers, and partnering with media. Paid marketing tactics are focused on new customer acquisition and include search engine marketing, social media advertising, paid influencers, sampling and experiential events. Nonpaid marketing efforts focused on driving repeat and loyalty include email marketing to a large and growing subscriber base, social media posts featuring product and lifestyle content, public relations outreach to major media outlets, and a revamped customer loyalty program called Sugarfina Rewards. The Company also plans to identify and stay current with new trends by attempting to develop partnerships with brands that have robust influencer relationships, such as the Hampton Water and Truly® collaborations.

Additionally, the Company has identified key markets for international growth across Asia, Europe, and the Middle East. As a result of our international expansion efforts, we launched our storefront on the popular Japanese e-commerce platform, Rakuten, brought Sugarfina to South Korea in partnership with The Galleria mall, and most recently signed a new distribution agreement for Scandinavia where we look forward to the launch of our products in Sweden, Norway and Denmark.. We also continue to expand our Canadian business with gourmet grocers and on-line gifting retailers.

In October 2022, we opened a new retail boutique in Miami, Florida in a luxury positioned shopping center to expand our presence and drive awareness and expansion in the South Florida market. We also closed our Americana at Brand store location in Southern California at the end of 2022 due to the expiration of our lease. Furthermore, in February 2023 we will be closing four of our Nordstrom shop-in-shop locations in Canada and converting these to Nordstrom wholesale accounts.

The Company broadly distributes to its customers through its direct-to-consumer channels:

- e-commerce,

- boutiques,

- wholesale accounts, and

- corporate gifting.

Our E-Commerce Channel

Sugarfina utilizes its email and SMS text subscriber lists (potential customers) as well as social media and affiliate marketing programs to market our e-commerce platform. In April 2022, the Company had approximately 520,000 email subscribers (which includes 315,000 loyalty list subscribers) and approximately 20,000 SMS text subscribers. The Company's e-commerce business has been supplemented by the opening of its Amazon storefront in December 2020 and the launch of its Rakuten storefront around the same time which allows the Company to reach and serve the Japanese market. Sugarfina's Amazon page is managed by the Company's in-house e-commerce team, and orders are fulfilled by its own fulfillment team.

For the year ended December 31, 2021, Sugarfina's e-commerce channel accounted for 26% of its total sales. The Company plans to continue expanding its e-commerce channel through both its own e-commerce platform in addition to Amazon sales.

Our Boutiques

Currently, the Company leases 16 standalone stores in North America and has rent agreements with Nordstrom for 8 Shop in Shops, four of which will be closed in February 2023. In 2021, we opened a fourth new Westfield mall location in Southern California, a new boutique in Las Vegas' new Resorts World hotel, and launched Sugarfina products for the first time in Seoul, South Korea in the upscale Galleria Department Store. At the end of 2021, Nordstrom closed our Vancouver shop-within-a-shop to convert that location back to their own retail space. We were able to add that location to our Nordstrom wholesale accounts.

Our Wholesale Accounts

In keeping with our luxury brand identity, we have distribution at high-end retailers such as Nordstrom, Bloomingdales, and Neiman Marcus. We have further extended our reach by launching our products into new premium, gourmet grocers throughout the United States and Canada in 2021 and 2022, such as Gelson's, Erewhon, Mollie Stones, and Fresh Street Market. More recently, we also launched in Safeway Premium Stores in Northern California, New Seasons Market in Oregon, Summerhill Markets and Loblaws in Eastern Canada. We also partnered with popular online floral and specialty gifting brands, opening new distribution channels that were operational throughout the closures of the pandemic, and these accounts have continued to purchase after the re-opening of retail stores.

We are also expanding wholesale distribution with new accounts in hospitality, cruise ships, grocery and airport gift shops.

Our Gifting Concierge Program

Our Gifting Concierge vertical allows us to service Sugarfina customers who seek customization of our products for corporate promotions or for events such as weddings or baby showers. Corporate customers include LVMH, Apple and the New England Patriots. We have built a custom gifting capability in our Las Vegas centralized operations center which will enable us to expand further into this channel of business.

Competition

The retailing of confectionery products is highly competitive. The Company competes with premium chocolate brands such as Godiva, Compartes, and Vosges. Some of the Company's competitors have greater name recognition and financial, marketing and other resources than us, although it is worth clarifying that while Sugarfina focuses primarily on and is known chiefly for its gummy candy products and innovations, the competitors mentioned above focus mainly on chocolate.

The Company believes that its principal competitive strengths lie in its unique candies created for grown-up tastes, quality confectionary made by artisan candy makers from around the world, and the ability to offer new candies. The Company also believes that its sophisticated branding, iconic packaging, and fashionable and fun stores set the Sugarfina brand apart from its competitors.

Suppliers and Raw Materials

The Company's candies are manufactured by candy makers across the globe, including in Germany, France, Italy and Greece. The Company uses multiple candy makers to provide products such as gummies and chocolate on a purchase order basis. Similarly, the Company's packaging is produced by suppliers on a purchase order basis. The Company continuously seeks to expand its base of confectionery and packaging suppliers. We also continue to develop new supplier partnerships, including more domestic partnerships, which allows us to diversify our supply base and continue developing and sourcing the best in unique, gourmet confections from quality artisans while also allows us to partially mitigate global shipping and supply chain issues.

Our Nevada Headquarters and Operations facility in Las Vegas, NV enables us to expand distribution without incremental investment, allowing us to take on more distribution. We fulfill 100% of our orders out of this facility, which also houses our Finance team, Customer Service center, Quality Control, IT department, and Operations departments. We also continue to build our custom capabilities at this facility, which has allowed us to take on more Corporate and Custom accounts.

Currently, the Company's products are shipped from its suppliers to an unaffiliated third-party assembly and logistics partner pursuant to a co-packing agreement. This partner has a facility located in Tijuana, Mexico, and provides services including inventory management, production, fulfillment, and reporting. Additional services include importation and exportation logistics to and from Mexico, as well as additional storage and handling services performed in San Diego, California at a third-party logistics facility. We amended our agreement with our logistics partner effective July, 2022 to extend the Term of the contract to May 1st, 2024, with an option to renew the agreement for a further 12 months upon mutual written agreement of both parties. The initial agreement also contains an exclusivity clause restricting our logistics partner from performing work for certain competitors of the Company during the term of the agreement and for 12 months thereafter, which remains in place in the amended agreement. The Company expects to continue to renew that co-packing agreement for the foreseeable future.

Once assembled, our partner ships our packaged products to our Nevada operations center for assembly, storage, and/or order fulfillment. The development cost of this centralized distribution facility including equipment, fixtures, supplies, and deposits was approximately $1.2 million, which was fully incurred in 2021. Because the Company's products are manufactured by its vendors, the Company does not directly purchase raw materials for confectionery production. Nevertheless, the Company may be impacted indirectly by shortages, price increases, or tariffs imposed on the ingredients used to make its products.

Employees

As of December 30, 2022, the Company employed approximately 182 full and part-time employees.

Seasonality

The Company is affected by the general seasonal trends common to the confectionery industry. Our sales and earnings are seasonal, with significantly higher sales and earnings occurring during key holidays, especially the fall and winter holidays, Valentine's Day, Lunar New Year, and Easter, than at other times of the year, which may cause fluctuations in our semi-annual results of operations. Additionally, the first quarter of 2022 was impacted by the negative effects of the Omicron variant of COVID-19. See also, "Risk Factors – Our business is affected by seasonality" and "Management's Discussion and Analysis – Results of Operations for the periods from January 1, 2022 through July 2, 2022 and January 1, 2021 through July 3, 2021 – Seasonality."

Intellectual Property

Trade Name and Trademarks

The Company has an extensive intellectual property portfolio. The brand's iconic packaging including the brand mark, Candy Cube® and Candy Bento Box ® are protected by the following:

- more than 25 U.S. design patent registrations and allowances

- more than 20 U.S. trademark registrations and allowances and a further 200+ worldwide

- 6 U.S. copyright registrations

- Trademark and patent registrations in 28 international jurisdictions

The Company publishes information regarding its intellectual property on its website, available at https://www.sugarfina.com/patents-and-trademarks.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current material litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	5%	$1,250	5%	$250,000
Working Capital	95%	$23,750	45%	$2,375,000
Product Development	0%	$0	25%	$1,187,500
Brand Marketing	0%	$0	25%	$1,187,500
Total	**100%**	**$25,000**	**100%**	**$5,000,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category of at least ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

We intend to use the net proceeds for (1) working capital including investment in inventory for upcoming collaborations, Halloween and holiday season products, (2) product development of new confections and packaging for our collaborations and holiday season products, and (3) brand marketing, for social media activities, collaborations and advertising to drive our direct to consumer business.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Position	Age	Term of Office
Executive Officers:			
Scott LaPorta	CEO	60	Since November 1, 2019
Fiona Revic	Secretary and Corporate Counsel	31	Since July 6, 2020
Debra Allen	Senior Vice President of Human Resources	43	Since November 1, 2019
Brian Garrett	Vice President of Finance and IT	42	Since January 11, 2021
Tracy Woo	Vice President of Sales	39	Since January 19, 2022
Significant Employees:			
Jason Wiggins	Director of Operations	40	Since August 30, 2021
Directors:			
Scott LaPorta	Director	60	Since November 1, 2019
Paul L. Kessler	Director	62	Since November 1, 2019
Diana Derycz-Kessler	Director	57	Since November 1, 2019

Biographical Information

Scott LaPorta, CEO and Director

Scott LaPorta is a proven senior executive with a record of driving outstanding performance within highly competitive and aspiration driven consumer businesses/brands including Levi Strauss, Hilton, Marriott, Bolthouse Farms, and most recently GT's Kombucha. Scott provides strategic vision as well as creative and disciplined operational leadership. He has successfully developed and commercialized under managed businesses into high growth enterprises while expanding margins and building capability. Mr. LaPorta has raised over $30 billion in capital and led or co-led over $10 billion of M&A activity as a CFO of operating companies in the hospitality, lodging, and casino industries. He has also led two IPO spin off transactions. Scott took on a turnaround role at Levi Strauss in 2002 that included leading strategy, planning, and restructuring and then ran three divisions of the company. Mr. LaPorta successfully led the commercialization, growth, and eventual sale of the Bolthouse Farms fresh food and beverage business at a category leading exit multiple for a private equity firm. He was with Bolthouse Farms from 2009 through 2016. From January 2017 to July 2018, Mr. LaPorta lead Neuro Drinks as its President. From September 2018 to September 2019, Mr. LaPorta served as Chief Commercial Officer of GT's Living Foods. Mr. LaPorta holds an MBA in Finance and Marketing from Vanderbilt University and a BS in Accounting from the University of Virginia. While he was at the University of Virginia Scott was a collegiate baseball pitcher.

Fiona Revic, Secretary and Corporate Counsel

Fiona Revic, Esq., is currently our Corporate Counsel. She has served in that position since July 2020. Prior to joining Sugarfina, she was In-House Counsel at Neoteryx, LLC from February 2020 to June 2020 responsible for all legal matters in the normal course of business and was previously Contracts Manager from March 2016 to February 2020 responsible for all commercial contracts. Prior to that, she was Assistant to In-House Counsel at Phenomenex Inc. from January 2015 to January 2016 and assisted with all legal matters. She holds Bachelor of Laws (LLB) degree from the University of Bristol, UK, completed her Legal Practice Course at the University of Law in London, UK, holds her Master of Laws (LLM) from UCLA, and is a member in good standing of the California Bar.

Debra Allen, Senior Vice President of Human Resources

Debra Allen serves as our current Vice President of Human Resources. She has been in the role since the launch of the Company on November 1, 2019. Prior to joining us, she served as the head of Human Resources at the Los Angeles Film School from August 2016 to August 2019. In that position she oversaw 400 employees at two different campuses as an HR department of one. Prior to that she held the position of Head of Human Resources for various entertainment companies and ran her own HR consulting firm, spanning from May 2004 to July 2016. She holds a B.A. in political Science from California State University, Northridge and is currently working on her master's degree in Human Resources Management at the University of Southern California.

Brian Garrett, Vice President of Finance and IT

Brian Garrett is currently our Vice President of Finance and IT. He joined the Company in January 2021. He brings over 17 years of experience leading accounting and finance teams and over 10 years of financial reporting experience for publicly traded companies. Prior to the Company, he served as Controller of Eagle Pipe, LLC from July 2017 to January 2021. He previously served as Controller at Elite Compression Services, LLC from May 2014 to June 2017, as Assistant Controller at Genesis Energy, L.P. from 2007 to 2014 and held various audit and assurance services roles at Deloitte from 2003 to 2007. He is a licensed CPA in the state of Texas and earned a BBA and MS in Accounting from Texas A&M University in College Station, TX.

Tracy Woo, Vice President of Sales

Tracy Woo is our current Vice President of Sales and oversees all Domestic and International wholesale sales including gifting and specialty, grocery, hospitality, liquor, travel, B2B and our Gifting Concierge. She comes to us with over 14 years of wholesale experience in the Fashion Industry. After graduating from the University of California, Irvine with a B.A. in International Studies, she attended FIDM and obtained an A.A. in Merchandising Product Development. She then began her career in New York City at the French Luxury Fashion House Chloe. Since then, she managed International Wholesale distribution for the globally acclaimed brand Helmut Lang from November 2010 to April 2018. After spending over 10 years in New York City, she made the move back to Los Angeles to head sales at Maxbone from April 2018 to January 2019. Prior to joining us, she was the Global Wholesale Director at RtA Brand in Los Angeles from February 2019 to January 2022.

Jason Wiggins, Director of Operations

Jason Wiggins joined us in August 2021 as the Director of Warehouse Operations. Jason came to Sugarfina with 20+ years of leadership experience in various supply chain roles. Prior to joining us, he was Operations Manager at Amazon from June 2020 to August 2021 in their robotics fulfilment center. Prior to that, Jason was the Assistant Operations Manager for Shamrock Foods Company from August 2016 to June 2020. In that role, he led over 400+ employees across warehouse operations and delivery drivers. Jason's experience provides great in-depth knowledge on end-to-end processes throughout supply chain and last mile fulfilment. Jason holds a bachelor's degree in Business from Colorado State University Global Campus.

Paul L. Kessler, Director

Paul L. Kessler is Principal, Portfolio Manager and Founder of Bristol Capital Advisors, LLC and has extensive experience as a financier and venture capitalist. He is well versed at identifying deep value investment opportunities in a variety of industries. Mr. Kessler has broad experience in finance, actively sourcing, identifying, negotiating, and structuring investment transactions. He has actively worked with executives and boards of companies on corporate governance, strategy, and alignment of interests with stakeholders. Mr. Kessler has guided and overseen over 700 investment transactions. Mr. Kessler is married to Diana Derycz-Kessler.

Diana Derycz-Kessler, Director

Diana Derycz-Kessler has 20 years of experience serving as a principal investor in Bristol Capital Advisors with investments in growing public and private companies in a variety of sectors. Through her investment activities she has taken on active operational roles, including a 17-year tenure as Owner, CEO and President of the Los Angeles Film School where she significantly grew the school's size and presence to become a leader in media arts education.

Ms. Kessler also has extensive experience in strategy, business operations, corporate governance, legal affairs. She holds a Law Degree from Harvard Law School, a master's degree from Stanford University, and her Undergraduate Degree from UCLA. Ms. Kessler is married to Paul L. Kessler.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2021 the three highest-paid directors and executive officers were paid as set forth in the table below:

Name	Capacities in which Compensation was Received	Cash Compensation ($)	Other Compensation ($) (1)	Total Compensation ($)
Scott LaPorta	CEO and Director	$ 504,916	$ 10,554	$ 515,470
Ryan Nelson	Senior Vice President of Retail Sales and E-Commerce	$ 209,216	$ 13,665	$ 222,881
Brian Garrett	Vice President of Finance and IT	$ 203,969	$ 7,383	$ 211,352

(1) Represents the value of benefits received.

The Company did not pay its directors for the fiscal year ended December 31, 2021. There were 3 directors in that group.

We have an employment agreement with Scott LaPorta, our CEO and Director, with a term of four years and successive one-year renewal options. Mr. LaPorta is paid an annual base salary of $509,250 and is eligible to receive an annual bonus based on the Company's achievement of goals for revenue and EBITDA. His target performance bonus is 70% of his base salary with the ability to earn up to 200% of the target bonus each fiscal year based on two components – revenue and EBITDA. In the event Mr. LaPorta is terminated without cause or leaves the Company for good reason, he will receive his base salary earned through the date of termination, accrued and unused paid time off, reimbursed expenses, all other accrued payments and benefits under his employment agreement. He will also receive a lump sum of his base salary plus a pro rata portion of his target bonus for that fiscal year, provided he signs a release of claims against company. In the event of a change of control or similar event, Mr. LaPorta will receive the same amounts as described above if, within twelve months of the change of control, he is terminated without cause or leaves for good reason.

Mr. LaPorta is eligible to receive a discretionary performance bonus, which would be granted at the sole discretion of the board of directors, for successfully transitioning the Company through the holiday season during the period of November 1 through December 31, 2019. In lieu of his year-end bonus for his efforts during the years 2019 through 2020 and 2021, Mr. LaPorta elected to receive 56,000 and 50,925 stock options, respectively, under the 2020 Equity Incentive Plan (as defined below) at a $10.00 exercise price.

Stock Option Plan

In January 2021, our Stockholders approved a stock option plan for the issuance of up to 500,000 options (the "2020 Equity Incentive Plan"), subject to annual increases in the number of available options. As of December 31, 2022, we have 386,425 stock options outstanding.

The 2020 Equity Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to the Company's employees and any subsidiary's employees, and for the grant of nonstatutory stock options, restricted stock, or restricted stock units to the Company's employees, directors and consultants. The plan is administered by the plan administrator. The exercise price of options granted under the plans must be at least equal to the fair market value of our Common Stock at the time of grant. The term of an option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. Options vest over a 4-year period subject to continued employment. The plan administrator will determine the methods of payment for the exercise price of an option. If an individual's service terminates voluntarily for good reason, the participant may exercise his or her option within 90 days of termination or such longer period of time as provided in his or her award agreement. If an individual's service terminates due to the participant's death or disability, the option may be exercised within one year of termination, or such longer period of time as provided in his or her award agreement. If an individual's service terminates voluntarily other than for good reason or if an individual is terminated for cause, all of the individual's vested and un-vested options will immediately lapse. The vested portion of an employee's options will become exercisable immediately prior to the consummation of an exit event. However, in no event may an option be exercised after the expiration of its term. The plan administrator does not use published criteria concerning number of options granted or formal performance formulas. Options are granted based on overall contribution as recommended by the plan administrator and approved by the Board of Directors.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of December 31, 2022, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Name and Address of Beneficial Owner	Series A Preferred Stock (4)			Common Stock		
	Amount and Nature of Beneficial Ownership (1)	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class	Amount and Nature of Beneficial Ownership (1)	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
Paul L. Kessler (2)	721,329	-	90.2%	11,270,764	-	87.2%
Diana Derycz-Kessler (2)	721,329	-	90.2%	11,270,764	-	87.2%
All executive officers and directors as a group (9 people in this group) (3)	737,378	-	92.2%	11,521,533	-	89.2%

(1) The address for all beneficial owners is 5275 W. Diablo Dr., Suite A1-101, Las Vegas, NV 89118
(2) Mr. Kessler and Ms. Derycz-Kessler own their interest in the Company through Bristol Luxury Group LLC, which they each jointly own, through their entities Bristol Investment Fund Ltd. and Vendome Trust.
(3) Does not include shares to be issued in our Regulation A offering, over which investors will grant an irrevocable proxy to Mr. LaPorta.
(4) Gives effect to the Debt Conversion. Except for protective voting rights with respect to certain actions, such as bylaw changes, liquidation, or actions dilutive to preferred stockholders, shares of Series A Preferred Stock do not have any voting powers, preferences or relative, participating, optional or other special rights or voting powers, or qualifications, limitations or restrictions thereof. In all cases where the holders of shares of Series A Preferred Stock have the right to vote separately as a class, those holders shall be entitled to one vote for each such share held by them respectively. See *"Capitalization – Series A Preferred Stock."*

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

As of December 31, 2022, the Company's authorized capital stock consists of 30,000,000 shares comprising 25,000,000 shares of common stock, par value $0.01 per share (the "**Common Stock**"), 5,000,000 shares of Preferred Stock, par value $0.01 per share (the "**Preferred Stock**") of which 800,000 shares of Preferred Stock are designated as Series A Preferred Stock (the "**Series A Preferred Stock**"). As of December 31, 2022, the outstanding capital stock includes 12,920,697 shares of Common Stock and 800,000 shares of Series A Preferred Stock. At the closing of this Offering, the number of issued and outstanding shares of Common Stock and Preferred Stock will not have changed.

Outstanding Capital Stock

As of December 31, 2022, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	12,920,697
Par Value Per Share	$0.01
Voting Rights	One vote per share (1)
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	(3)
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	87.2% (2)

(1) Holders who purchased the Company's Common Stock through our previous Regulation A offering have granted the Company's CEO a proxy to vote their shares. For details, see below "Description of Capital Stock – Common Stock – Voting Rights and Proxy."

(2) This reflects the percentage of ownership of the controlling stockholders. For details, see the table in "Security Ownership of Management and Certain Securityholders."

(3) The SAFE may convert into the class of securities being offering in the equity financing round that triggers conversion. Because the Company does not yet know what type of security will be offered in the equity financing that triggers conversion, we cannot know whether holders of our Common Stock, Preferred Stock or other classes of capital stock may be diluted.

Type	Series A Preferred Stock
Amount Outstanding	800,000
Par Value Per Share	$0.01
Voting Rights	One vote per share (1)
Anti-Dilution Rights	None
Other Rights	Yes (2)
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Yes (2)
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	92.2% (3)

(1) Voting rights of the holders of Series A Preferred Stock are qualified by the terms of the security. For details, see below "Description of Capital Stock – Series A Preferred Stock – Voting Rights."
(2) For details, see below "Description of Capital Stock – Series A Preferred Stock – Voting Rights."
(3) This reflects the percentage of ownership of the controlling stockholders. For details, see the table in "Security Ownership of Management and Certain Securityholders."

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of December 31, 2022 , the Company has the following additional securities outstanding:

Type	Warrants
Amount Outstanding	8,235
Voting Rights	No
Anti-Dilution Rights	No
Material Terms	8,235 Warrants exercisable for $10.35 per share All Warrants expire on December 29, 2026
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	None
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	<1%

As of December 31, 2022, the Company has the following stock options outstanding under its 2020 Equity Incentive Plan:

Type	Stock Options
Amount Outstanding	386,425
Voting Rights	No
Anti-Dilution Rights	No
Material Terms	(1)
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Not applicable
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	~3%

(1) Please see plan description above in "Compensation of Directors and Executive Officers."

Outstanding Debt

As of July 2, 2022 , the Company has the following debt outstanding:

Type	Senior Secured Line of Credit
Creditor	Austin Financial Services, Inc.
Amount Outstanding	$477,036
Interest Rate and Amortization Schedule	(1)
Description of Collateral	(2)
Other Material Terms	(3)
Maturity Date	May 24, 2025
Date Entered Into	May 24, 2022

(1) The interest rate for all advances is equal to the sum of (a) the greater of 3.5% or the Prime Rate plus (b) 2%, provided that the interest rate shall not exceed 8.5% (the "Interest Rate Cap") in the first year of the loan; provided, further, that the Interest Rate Cap shall not increase by more than 2.5% for each year thereafter.
(2) Simultaneously upon entering into the Senior Secured Line of Credit agreement, the Company, Bristol Luxury Group, LLC ("BLG") and Austin Financial Services, Inc. ("AFS") entered into an Intercompany Subordination Agreement (the "subordination agreement") which provides AFS with a first priority interest in substantially all of the Company's assets. This means that upon an exit event or if the Company were to declare bankruptcy, AFS would be paid first before BLG, or the stockholders.
(3) See Note 6 to our Unaudited Consolidated Financial Statements for further information regarding our Senior Secured Line of Credit.

Type	Revolving Subordinated Secured Promissory Note
Creditor	Bristol Luxury Group LLC (1)
Amount Outstanding	$10,756,110
Interest Rate and Amortization Schedule	12% annual (2)
Description of Collateral	(3)
Other Material Terms	(4)
Maturity Date	May 21, 2024
Date Entered Into	October 31, 2019

(1) Paul L. Kessler and Diana Derycz-Kessler, who also sit on the Company's board of directors, jointly own a majority of Bristol Luxury Group LLC ("BLG"). Scott LaPorta also effectively owns 2% of BLG directly. Mr. LaPorta also sits on the board of directors and is the current CEO of the Company.
(2) Payable in-kind.
(3) The debt is secured by a second priority interest in substantially all the Company's assets. This means that upon an exit event or if the Company were to declare bankruptcy, BLG and its holders would be paid after Austin Financial Services, Inc. but before the stockholders.
(4) For more details, see "Management's Discussion and Analysis – Liquidity and Capital Resources – Bristol Luxury Group LLC Debt" and Note 6 to the Unaudited Consolidated Financial Statements.

Type	Line of Credit
Creditor	Bristol Luxury Group LLC (1)
Amount Outstanding	$1,497,259
Interest Rate and Amortization Schedule	0%
Description of Collateral	None
Other Material Terms	(3)
Maturity Date	None
Date Entered Into	October 31, 2019

(1) Paul L. Kessler and Diana Derycz-Kessler, who also sit on the Company's board of directors, jointly own a majority of Bristol Luxury Group LLC ("BLG"). Scott LaPorta also effectively owns 2% of BLG directly. Mr. LaPorta also sits on the board of directors and is the current CEO of the Company.
(2) The cash injections under this line of credit are recorded in accounts payable for the purpose of making additional funds available to the Company to use as working capital.
(3) For details see "Management's Discussion and Analysis – Liquidity and Capital Resources – Bristol Luxury Group LLC Debt."

DESCRIPTION OF CAPITAL STOCK

Common Stock

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights and Proxy

Common stockholders are entitled to one vote for each share of Common Stock held at all meetings of stockholders. The subscription agreement that investors will execute in connection with this offering grants an irrevocable proxy to the Company's CEO to (i) vote all securities held of record by the investor (including any shares of the Company's capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the CEO determines is necessary or appropriate at the CEO's complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of Common Stock. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investor becomes party to the subscription agreement and must agree to be bound by the terms of the proxy. The proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock or five years from the date of execution of the subscription agreement. The full subscription agreement appears as an exhibit to the Company's Offering Statement on Form 1-A filed with the Securities and Exchange Commission available at https://www.sec.gov/cgi-bin/browse-edgar?CIK=0001824123&owner=exclude.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, after the payment of all of our debts and other liabilities, and the satisfaction of the liquidation preferences granted to the holders of preferred stock should any be issued in the future, the holders of Common Stock and the holders of preferred stock will be entitled to share ratably in the net assets legally available for distribution to stockholders.

Additional Rights and Preferences

Holders of Common Stock have no preemptive, conversion, anti-dilution or other rights, and there are no redemptive or sinking fund provisions applicable to Common Stock.

Preferred Stock

Under the Amended Certificate, the board of directors has the authority, without further action by the stockholders, to designate and issue up to 4,200,000 shares of Preferred Stock in one or more series. The board of directors may also designate the rights, preferences and privileges of the holders of each such series of Preferred Stock, any or all of which may be greater than or senior to those granted to the holders of Common Stock. Though the actual effect of any such issuance on the rights of the holders of Common Stock will not be known until such time as the board of directors determines the specific rights of the holders of Preferred Stock, the potential effects of such an issuance include:

• diluting the voting power of the holders of Common Stock; reducing the likelihood that holders of Common Stock will receive dividend payments;
• reducing the likelihood that holders of Common Stock will receive payments in the event of the liquidation, dissolution, or winding up of the Company; and
• delaying, deterring or preventing a change-in-control or other corporate takeover.

Series A Preferred Stock

In connection with the Debt Conversion, the Company amended Article Fourth of the Certificate of Incorporation of the Company by filing a Certificate of Correction with the Delaware Secretary of State on April 30, 2021. The Certificate of Correction designates 800,000 shares of the Company's preferred stock as "Series A Preferred Stock" and fixes the rights, preferences, limitations, qualifications and restrictions with respect to the shares of such series. The impact of the Certificate of Correction is to state that the issuance of the Series A Preferred Stock is as if it were effective September 26, 2020. The Company's board of directors then issued 800,000 shares of Series A Preferred Stock to BLG, which includes Mr. Kessler and Ms. Derycz-Kessler who currently serve as directors, in proportion to the number of preferred units BLG owned in Sugarfina Holdings LLC immediately prior to the corporate conversion.

The board of directors may increase the number of shares of Series A Preferred Stock but not in excess of the total number of authorized shares of Preferred Stock. Shares of Series A Preferred Stock that are redeemed, purchased or otherwise acquired by the Company shall, upon compliance with any applicable provisions of Delaware law, be canceled and shall revert to authorized but unissued shares of Preferred Stock undesignated as to series.

Dividends

From and after the date of the issuance of any shares of Series A Preferred Stock, holders of shares of Series A Preferred Stock shall be entitled to receive in respect of each such shares, as and when declared by the Company's Board of Directors, cumulative dividends accruing on a daily basis at the rate per annum of twelve percent (12%) on the Series A Issue Price of such share, payable in cash, and to the extent not paid, compounded monthly, provided that such rate per annum shall be fourteen percent (14%) on the amount of any previously accrued dividends on such share, compounded monthly (collectively, the "Dividends"). Dividends shall be payable only when, as, and if declared by the Board of Directors and the Company shall be under no obligation to pay Dividends. The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to the amount of the aggregate Dividends then accrued on such share of Series A Preferred Stock and not previously paid.

Ranking and Liquidation

The Series A Preferred Stock shall rank senior and in priority of payment to all of the "Junior Stock," which is defined as the Common Stock and any other class or series of stock not entitled to receive any assets upon a Liquidation Event until Series A Preferred Stock has received amounts due upon such Liquidation Event, in any liquidation or winding up of the Company. "Liquidation Event" means any voluntary or involuntary liquidation, dissolution or winding up of the Company. "Deemed Liquidation Event" means (i) any voluntary or involuntary liquidation, dissolution or other winding up of the Company, (ii) a bankruptcy event, (iii) a cross-default by the Company on any debt obligations greater than $1,000,000 that results in such obligations becoming or being declared due and payable, (iv) a change of control, (v) an IPO in which the Company raises aggregate net proceeds greater than or equal to the amount necessary to redeem all the shares of Series A Preferred Stock or (vi) any cessation of operations by the Company.

Any distribution or payments upon any Deemed Liquidation Event pursuant to clause (iv) through (vi) of the definition thereof will be made only upon the written approval by a majority of the Board of Directors. Upon any Deemed Liquidation Event, if the Board of Directors has approved to make any distribution or payment to any holders (as applicable), the holders of Series A Preferred Stock shall be paid the Redemption Price (defined as 100% of the Liquidation Preference which is the Series A Issue Price of $10.00 plus any accrued and unpaid dividends on the Series A Preferred Stock) on the date thereof on all such shares of Series A Preferred Stock before any distribution or payment is made to or set aside for the holders of any Junior Stock.

After the Redemption Price has been paid for shares of Series A Preferred Stock to be redeemed, then on the date such payment has been made, all rights of the holder in the shares of Series A Preferred Stock so redeemed, shall cease, and such shares shall no longer be deemed issued and outstanding.

If, upon any Deemed Liquidation Event and the Board of Directors' decision to approve a distribution or payment, the net assets of the Company distributable among the holders of all outstanding shares of Series A Preferred Stock shall be insufficient to permit the payment in full to such holders of the preferential amounts to which they are entitled, then the entire net assets of the Company remaining shall be distributed among the holders of Series A Preferred Stock ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

Optional Company Redemption

At any time and from time to time, the Company may, subject to certain exceptions including receiving a majority of the shares of outstanding Series A Preferred Stock voting in favor of such redemption, redeem all or a portion of the outstanding shares of Series A Preferred Stock for a cash amount per share equal to the Redemption Price thereof on the Redemption Date.

After the Redemption Price has been paid for shares of Series A Preferred Stock to be redeemed, then on the date such payment has been made, all rights of the holder in the shares so redeemed, shall cease, and such shares shall no longer be deemed issued and outstanding.

Moreover, no dividends shall be declared or paid in anticipation of a redemption of a share of Series A Preferred Stock or any liquidation of the Company.

Voting Rights

Except as provided below, or as may otherwise be required by law, shares of Series A Preferred Stock shall not have any voting powers, preferences or relative, participating, optional or other special rights or voting powers, or qualifications, limitations or restrictions thereof. In all cases where the holders of shares of Series A Preferred Stock have the right to vote separately as a class, such holders shall be entitled to one vote for each such share held by them respectively.

Without the consent of the Requisite Holders, the Company will not:

- increase the authorized number of shares of Series A Preferred Stock;
- directly or indirectly authorize, create, issue or increase the authorized or issued number of shares of any other class or series of capital stock or any other security convertible into or exercisable for shares of any other class or series of capital stock ranking either senior to or on parity with the Series A Preferred Stock in respect of the right to receive (a) dividends or distributions, or (b) assets of the Company upon any Deemed Liquidation Event;
- pay any dividend in respect of any Junior Stock;
- effect any redemption pursuant to the terms of the Series A Preferred Stock; or
- amend, alter or repeal any provision of the Certificate of Incorporation in a manner adverse to the holders of Series A Preferred Stock.

Conversion Rights

The holders of the Series A Preferred Stock do not have any rights to convert their shares into other securities of the Company.

For additional terms of the Series A Preferred Stock, including definitions of terms, see the Certificate of Correction to Certificate of Incorporation filed an exhibit to the Company's Annual Report on Form 1-K filed with the Securities and Exchange Commission available at https://www.sec.gov/cgi-bin/browse-edgar?CIK=0001824123&owner=exclude.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included with this Offering Memorandum. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Included in Management's Discussion and Analysis of Financial Condition and Results of Operations are the following sections:

- Overview
- Results of Operations
- Liquidity and Capital Resources
- Trend Information

Overview

Our first half results for 2022 reflected the continuing effects of lower consumer demand in the first six months of 2022 due to the effects of the Omicron strain of COVID-19, followed by the effects of rising oil prices and inflation. Nevertheless, during this period we persisted with our strategic objective of launching new, on-trend innovations to drive brand fame and sales. We began the year with the successful launch of our popular and crowd-pleasing Valentines and Lunar New Year collections, as well as the Bon Voyage Candy Bento Box® celebrating many people's first summer of travels since the COVID-19 pandemic, with candies from some of Europe's most popular destinations and complete with a salted caramel chocolate bar 'Passport'. During the first half of 2022, we developed three new innovative product offerings which we launched this summer; Strawberry Champagne Bears®, an exciting new buzz-worthy twist on our best-selling, world famous Champagne Bears®, our Kombucha Bears collection, the world's first gummies infused with real Kombucha tea, and our La Patisserie collection with all new candies in the flavors of Strawberries and Cream, Cookies and Cream, and Peaches and Cream. The first half of 2022 also saw expansions of our hospitality, online, grocery, and specialty store distribution. More recently, our second half of 2022 total revenues increased 6% on a year-over-year basis. E-Commerce, wholesale, and gifting revenues as a group increased by 16% over that same period. We are also pleased with the continued optimization of our Las Vegas distribution center, which continues to drive fulfillment, productivity and customer service gains.

Net loss for the six months ended July 2, 2022, was $2,919,201 compared to a net loss of $1,655,805 for the six months ended July 3, 2021, with the largest driver of that variance related $1,317,805 million more government grant income recognized in the first six months of 2021. *See "—Results of Operations – Comparison of Results of Operations".* Net sales between the two periods declined by 8% from $13,187,059 to $12,184,609. During the first half of the year, our revenues increased in our wholesale, retail, and gifting concierge channels. Those gains were offset by a decline in our e-commerce sales as consumers began returning to in-person shopping. Our business is historically seasonal in nature with approximately 60% or more of revenues typically occurring the second half of the year.

As of January 1, 2022, we adopted guidance under ASC Top 842, Lease Accounting utilizing the modified retrospective method of adoption. As a result of the adoption of the new lease accounting standard, our current and noncurrent liabilities and total assets beginning in 2022 reflect recording of our right of use assets and corresponding lease liabilities. Prior period amounts have not been adjusted under the modified retrospective method and continue to be reported in accordance with our historic accounting under previous GAAP. See Note 5 of our Unaudited Consolidated Financial Statements for further details.

Basis of Presentation

The Company's financial statements and other accompanying financial information are presented on a "Successor" and "Predecessor" basis. Sugarfina Holdings LLC (the "Successor") accounted for its acquisition of certain assets and assumption of certain liabilities of Sugarfina, Inc. (the "Predecessor") on November 1, 2019, as a business acquisition under the guidance of Accounting Standards Codification (ASC) 805, *Business Combinations.* Accordingly, certain financial information presented herein, including the allocation of the total purchase price of the business acquisition attributable to the purchase of the assets and liabilities, are based on the fair values of our assets and liabilities, as of the closing date of the business acquisition. In determining the fair value of the assets acquired and liabilities assumed, management relied on internal estimates, primarily considering observable market pricing and cash flow projections.

Results of Operations for the periods from January 1, 2022 through July 2, 2022 and January 1, 2021 through July 3, 2021

Factors Affecting Operating Results

Revenue

The Company generates revenue primarily by selling products under the Sugarfina® brand focusing on flavors designed for the adult palate, such as Champagne Bears® made with premium champagne and But First, Rosé Roses made with rosé wine. Other flavors include Sugar Lips®, Peach Bellini®, Dark Chocolate Sea Salt Caramels and Heavenly Sours. Our product assortment is sold direct to consumer via e-commerce, and our own 24 Sugarfina branded stores, gifting concierge, and indirectly through wholesale distribution to other retails stores, such as Nordstrom, Neiman Marcus, Paper Source and Total Wine & More. In October 2022, we opened a new retail boutique in Miami, Florida in a luxury positioned shopping center to expand our presence and drive awareness and expansion in the South Florida market. We also closed our Americana at Brand store location in Southern California at the end of 2022 due to the expiration of our lease.

The Company's wholesale channel is our largest channel and with our Las Vegas distribution center and operations facility in place we are further expanding that business. The Company is expanding its North American wholesale business primarily through opening new specialty gourmet grocery, online gifting, and travel and leisure accounts.

Our revenues are driven by average net price and total volume of products sold. Factors that impact unit pricing and sales volume include product mix, the cost of ingredients, promotional activities implemented by the Company, new product initiatives, quality and consumer preferences. We generally aim to keep 4 to 10 weeks of finished goods inventory on hand. Our confectionery products are promptly shipped to our distribution center after being packaged at our co-packer and then distributed to customers directly through e-commerce, our retail stores, through our gifting concierge platform, or indirectly through our wholesale accounts.

The following table shows information about our revenue and operations, including details about our sales channels and retail stores.

	For the Period January 1, 2022 to July 2, 2022	For the Period January 1, 2021 to July 3, 2021	Percentage Change
Wholesale	$ 5,376,243	5,323,372	1%
E-commerce	2,603,800	4,053,310	-36%
Retail	3,162,274	2,843,667	11%
Gifting Concierge	865,676	696,210	24%
International	176,616	270,500	-35%
	$ 12,184,609	$ 13,187,059	-8%
Number of Sugarfina boutiques	16	16	
Number of Nordstrom SIS	8	10	
Total number of Sugarfina shops	24	26	

Seasonality

The Company is affected by the general seasonal trends common to the confectionery industry. Our sales and earnings are seasonal, with significantly higher sales and earnings occurring during key holidays, such as Halloween, Holiday Lunar New Year, Valentine's Day, and Easter than at other times of the year, which may cause fluctuations in our semi-annual results of operations. In addition, this trend was exacerbated by the impact of COVID-19 variants, rising oil prices and inflation during the first half of 2022. That seasonality may adversely affect the Company's business and cause our results of operations to fluctuate, and, as a result, we believe that comparisons of our operating results between different periods within a single fiscal year are not necessarily meaningful and that results of operations are best viewed on a full year basis.

Cost of Goods Sold

Cost of goods sold consists of finished candy products, packaging, labor, energy, other production costs, warehousing and transportation costs including in-bound freight, customs duties and distribution of our products to customers. To the extent our candy and packaging suppliers pass on any increases in the costs of ingredients and raw materials to the Company, then our costs will increase as well, potentially impacting our results of operations by narrowing our margins or forcing us to increase our prices potentially losing sales to price sensitive customers. The cost of our confectionery suppliers' ingredients consists principally of sugar and other sweeteners, edible oils and cocoa, which are subject to price fluctuations, as is the cost of paper, corrugate, films and plastics used to package our products. The prices for raw materials are influenced by several factors, including the weather, crop production, transportation and processing costs, government regulation and policies and worldwide market supply and demand. We also rely on fuel products, such as natural gas, diesel, and electricity, to transport our goods and produce our products. Fluctuations in the prices of the raw materials or fuel products used in the production, packaging or transportation of our products affect the cost of products sold and our product pricing strategy. We utilize forward buying strategies to lock in prices for certain high-volume raw materials, packaged components, and certain fuel inputs. Through these initiatives, we believe we can obtain competitive pricing. The Company has experienced raw material packaging and wage cost increases, and has strategically increased prices to offset those increases, contributing to overall gross margin improvement of 5% points in the first half of 2022 as compared to the first half of 2021. The Company expects that its suppliers will continue passing through input cost increases for which we will raise prices and rationalize our product line to offset the impact. Additionally, the Company has benefited from the strengthening of the United States dollar versus the currency of its primary international suppliers. See "*—Trend Information – COVID-19 Updates*" for additional information regarding the potential for supply chain disruptions.

Selling, General and Administrative

Selling, general and administrative expenses primarily include employee and related expenses for the accounting, planning, customer service, legal, human resources, corporate operations, research and development, purchasing, logistics and executive functions. Also included are advertising and marketing expenses, occupancy expenses and professional service fees related to audit and tax, legal, outsourced information technology functions, transportation planning, and corporate site and insurance costs, as well as the depreciation and amortization of corporate assets.

Advertising and Marketing

Our advertising and marketing expenses relate to our advertising campaigns, which include social media, print, online advertising, local promotional events, monthly agency fees and payroll costs related to sales and marketing personnel. We also invest in providing branded shelving units to our wholesale customers to display our products.

Other Income and Expense

Other income and expense consists primarily of government grant income and non-cash interest expense associated with our BLG Note (as defined below) to our parent company. *See "—Liquidity and Capital Resources – Payment Protection Program" and "—Liquidity and Capital Resources – Bristol Group Luxury Group LLC Debt."*

Comparison of Results of Operations

The following table sets forth our Unaudited Consolidated Statements of Operations and Comprehensive Loss for the periods indicated.

SUGARFINA CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Period January 1, 2022 to July 2, 2022	For the Period January 1, 2021 to July 3, 2021
NET REVENUE	$ 12,184,609	$ 13,187,059
COST OF SALES	5,649,030	6,784,455
GROSS MARGIN	6,535,579	6,402,604
SELLING, GENERAL AND ADMINISTRATIVE	9,098,803	9,128,919
LOSS FROM OPERATIONS	(2,563,224)	(2,726,315)
OTHER (EXPENSE) INCOME		
Government grant income	332,195	1,650,000
Interest expense [(1)]	(641,797)	(560,409)
Interest income	14,160	-
Other (expense) income	(42,202)	5,967
	(337,644)	1,095,558
NET LOSS BEFORE PROVISION FOR INCOME TAXES	(2,900,868)	(1,630,757)
PROVISION FOR INCOME TAXES	18,333	25,048
NET LOSS	(2,919,201)	(1,655,805)
OTHER COMPREHENSIVE LOSS		
Foreign currency translation loss	(8,768)	(15,378)
TOTAL COMPREHENSIVE LOSS	$ (2,927,969)	$ (1,671,183)
NET LOSS PER SHARE		
BASIC	$ (0.38)	$ (0.20)
DILUTED	$ (0.23)	$ (0.13)
WEIGHTED AVERAGE SHARES OUTSTANDING		
BASIC	12,800,342	12,553,378
DILUTED	12,800,342	12,553,378

(1) Includes $624,984 and $557,754 of non-cash interest expense associated with our Note to our parent company for the period January 1, 2022 through July 2, 2022 and January 1, 2021 through July 3, 2021, respectively.

Six Months Ended July 2, 2022 ("1H 2022") Compared with Six Months Ended July 3, 2021 ("1H 2021")

Net revenues decreased $1,002,450, or 8%, in 1H 2022 compared with 1H 2021 primarily due to lower consumer demand driven by factors such as the Omicron variant of COVID-19, a decline in our e-commerce revenue associated with consumers returning to in-person shopping, and rising oil prices and inflation.

Wholesales revenues increased $52,871, or 1%. In 1H 2022, our department store partners were open and no longer subject to COVID-19 restrictions that impacted results in 1H 2021. We also increased our distribution by expanding into new gourmet grocery, online gifting, and travel and leisure accounts.

Retail sales increased $318,607, or 11%, primarily due to new innovative product launches, consumers returning to in-person shopping, partially offset in1H 2022 by the COVID-19 Omicron variant. Additionally, Nordstrom closed our Vancouver and Portland shop-within-a-shop locations at the end of 2021 and early 2022, respectively, to convert those locations back to their own retail spaces. The impact of those closures to retail sales was a decrease of $143,627 in 1H 2022 compared to 1H 2021. We were able to add those locations to our Nordstrom wholesale account portfolio to partially offset the closures.

E-commerce sales decreased $1,449,510, or 36% between the two periods, as e-commerce demand and consumer shopping behavior began to normalize towards pre-pandemic levels because of the end of most COVID-19 restrictions in 1H 2022.

Gifting Concierge sales and international sales on a combined basis increased $75,582, or 8%, during 1H 2022 versus 1H 2021. We experienced higher demand in 1H 2022 of custom gifting orders for corporate and socially oriented events. Those types of events were cancelled or postponed in 1H 2021 due to COVID-19. The increase in our Gifting Concierge channel was partially offset by lower international sales because of lower demand in Hong Kong and South Korea as a result of zero-tolerance COVID-19 policies resulting in sporadic lockdowns in those areas.

Gross margin as a percentage of net revenue increased 5% points from 49% in 1H 2021 to 54% in 1H 2022 primarily due to lower fulfillment costs, productivity gains, and more effective inventory management as a result of centralizing all distribution at our Las Vegas distribution and operations center that became fully operational at the end of 1H 2021. Additionally, the Company has strategically increased prices to offset increases in raw material packaging and wage cost increases, contributing to the overall gross margin improvement.

Selling, general and administrative expenses were comparable at $9,098,803 for 1H 2022 and $9,128,919 in 1H 2021.

Other expense was $337,644 for 1H 2022 compared to other income of $1,095,558 for 1H 2021. The net decrease was primarily due to a $1,317,805 decrease in government grant income, partially offset by an increase in non-cash interest expense related to the BLG Note. *See "—Liquidity and Capital Resources – Employee Retention Credit ("ERC")", "—Liquidity and Capital Resources – Payment Protection Program" and "—Liquidity and Capital Resources – Bristol Group Luxury Group LLC Debt."*

As a result of the foregoing, net loss for 1H 2022 was $2,919,201 compared to $1,655,805 during 1H 2021, with the largest driver of that variance related $1,317,805 million more government grant income recognized in the first six months of 2021.

Results of Operations for the Fiscal Years ended December 31, 2021 and 2020

Factors Affecting Operating Results

Revenue

The Company generates revenue primarily by selling products under the Sugarfina® brand focusing on flavors designed for the adult palate, such as Champagne Bears® made with premium champagne and But First, Rosé Roses. Other flavors include Sugar Lips®, Peach Bellini®, Dark Chocolate Sea Salt Caramels and Heavenly Sours. Our product assortment is sold direct to consumer via e-commerce, wholesale distribution to other retails stores, such as Nordstrom, Neiman Marcus, Paper Source and Total Wine & More, and through our 25 retail stores. We opened one new store in January 2021, and one in June 2021. Both those stores carry percentage of sales rent agreements.

The Company's wholesale sales is our largest channel and with our Las Vegas distribution and operations facility in place we are further expanding this business. The Company is expanding its North American wholesale business primarily through opening new specialty gourmet grocery, online gifting, and travel and leisure accounts.

Our revenues are driven by average net price and total volume of products sold. Factors that impact unit pricing and sales volume include product mix, the cost of ingredients, promotional activities implemented by the Company, industry capacity, new product initiatives, quality and consumer preferences. We generally aim to keep 4 to 10 weeks of finished goods inventory on hand. Our confectionery products are promptly shipped to our distribution center after being produced and then distributed to customers directly through e-commerce, our retail stores, through our gifting concierge solution, or indirectly through our wholesale accounts.

The following table shows information about our revenue and operations, including details about our sales channels and retail stores.

	Year Ended December 31,		Percentage Change
	2021	2020	
Wholesale	$12,819,074	$ 9,484,175	35%
E-commerce	7,841,154	8,511,165	-8%
Retail	7,536,847	4,688,695	61%
Gifting Concierge	1,648,402	1,700,087	-3%
International	762,449	608,125	25%
	$30,607,926	$24,992,247	22%
Number of Sugarfina boutiques	16	14	
Number of Nordstrom SIS	10	10	
Total number of Sugarfina shops	26	24	

Seasonality

The Company is affected by the general seasonal trends common to the confectionery industry. Our sales and earnings are seasonal, with significantly higher sales and earnings occurring during key holidays, such as the fall and winter holidays, Valentine's Day and Easter than at other times of the year, which may cause fluctuations in our semi-annual results of operations. Additionally, the first quarter of 2022 was impacted by the negative effects of the Omicron variant of COVID-19. See also "Risk Factors – Our business is affected by seasonality" and "Management's Discussion and Analysis – Results of Operations for the periods from January 1, 2022 through July 2, 2022 and January 1, 2021 through July 3, 2021 – Seasonality."

Cost of Goods Sold

Cost of goods sold consists of finished candy products, packaging, labor, energy, other production costs, warehousing and transportation costs including in-bound freight, and distribution of our products to customers. To the extent our candy and packaging suppliers pass on any increases in the costs of ingredients and raw materials to the Company, then our costs will increase as well, potentially impacting our results of operations by narrowing our margins or forcing us to increase our prices potentially losing sales to price sensitive customers. The cost of our confectionery suppliers' ingredients consists principally of sugar and other sweeteners, edible oils and cocoa, which are subject to price fluctuations, as is the cost of paper, corrugate, films and plastics used to package our products. The prices for raw materials are influenced by several factors, including the weather, crop production, transportation and processing costs, government regulation and policies and worldwide market supply and demand. We also rely on fuel products, such as natural gas, diesel, and electricity, to transport our goods and produce our products. Fluctuations in the prices of the raw materials or fuel products used in the production, packaging or transportation of our products affect the cost of products sold and our product pricing strategy. We utilize forward buying strategies to lock in prices for certain high-volume raw materials, packaged components, and certain fuel inputs. Through these initiatives, we believe we can obtain competitive pricing. See "—*Trend Information – COVID-19 Updates*" for additional information regarding supply chain delays and increased logistics costs.

Selling, General and Administrative

Selling, general and administrative expenses primarily include employee and related expenses for the accounting, planning, customer service, legal, human resources, corporate operations, research and development, purchasing, logistics and executive functions. Also included are advertising and marketing expenses, occupancy expenses and professional service fees related to audit and tax, legal, outsourced information technology functions, transportation planning, and corporate site and insurance costs, as well as the depreciation and amortization of corporate assets.

Advertising and Marketing

Our advertising and marketing expenses relate to our advertising campaigns, which include social media, print, online advertising, local promotional events, monthly agency fees and payroll costs related to sales and marketing personnel. We also invest in providing branded shelving units to our wholesale customers to display our products.

Expenses Related to Financing

Other income and expense consist primarily of government grant income and interest expense associated with our Note (as defined below) to our parent company. *See "—Liquidity and Capital Resources – Payment Protection Program" and "—Liquidity and Capital Resources – Bristol Group Luxury Group LLC Debt."*

Year Ended December 31, 2021 ("2021") Compared with Year Ended December 31, 2020 ("2020")

The following table sets forth our consolidated statements of operations and comprehensive loss for the periods indicated.

SUGARFINA CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,	
	2021	**2020**
NET REVENUE	$ 30,607,926	$ 24,992,247
COST OF SALES	15,363,495	13,184,826
GROSS MARGIN	15,244,431	11,807,421
SELLING, GENERAL AND ADMINISTRATIVE (1)	19,599,012	16,812,673
LOSS FROM OPERATIONS	(4,354,581)	(5,005,252)
OTHER INCOME (EXPENSE)		
Government grant income	1,681,089	2,000,000
Interest expense (2)	(1,151,505)	(1,702,231)
Other expense	(53,432)	(15,942)
	476,152	281,827
NET LOSS BEFORE PROVISION FOR INCOME TAXES	(3,878,429)	(4,723,425)
PROVISION (BENEFIT) FOR INCOME TAXES	4,181	(28,544)
NET LOSS	(3,882,610)	(4,694,881)
OTHER COMPREHENSIVE LOSS		
Foreign currency translation loss	(18,430)	(34,926)
TOTAL COMPREHENSIVE LOSS	$ (3,901,040)	$ (4,729,807)
NET LOSS PER SHARE		
BASIC	$ (0.41)	$ (0.40)
DILUTED	$ (0.31)	$ (0.38)
WEIGHTED AVERAGE SHARES OUTSTANDING		
BASIC	12,637,326	12,500,000
DILUTED	12,637,326	12,500,000

(1) Includes $395,743 of one-time start-up costs associated with our new centralized distribution and operations facility in Las Vegas for the year ended December 31, 2021.

(2) Includes $1,140,211 and $1,688,585 of non-cash interest expense associated with our Note to our parent company for the years ended December 31, 2021, and 2020, respectively.

Net revenues

Net revenues increased $5,615,679, or 22%, in 2021 compared with 2020 primarily driven by our wholesale and retail channels because of loosening of COVID-19 restrictions, distribution expansion, and innovation. We launched new product offerings, such as our Spa, all-vegan Tropical, Hampton Water Rosé® and The Simpsons™, and Truly® hard seltzer collections, continued to grow our specialty grocery store accounts and opened two new retail stores. In addition, we opened our new centralized Las Vegas facility while simultaneously closing our New Jersey and Vancouver self-operated facilities. Since opening our Las Vegas operations, we have migrated 100% of our fulfillment operations to the new facility.

Our net revenues were negatively impacted by pandemic induced global supply chain delays including backlogs at ports in Southern California. Those delays led to cancelled wholesale holiday orders and out-of-stock items on our e-commerce platforms and retail stores. Despite those challenges, in the fourth quarter of 2021, our net revenues increased 8% compared to the previous year fourth quarter as we delivered a successful 2021 fall and holiday season, selling out of our Halloween and holiday collections and delivering the most profitable quarter in the Company's history.

Wholesales revenues increased $3,334,899, or 35%. While many of our department store partners were shut down due to COVID-19 in 2020, we also increased our expansion into new gourmet grocery, online gifting, and travel and leisure accounts.

Retail sales increased $2,848,152, or 61%, primarily due to innovative product launches and 2020 being more impacted by COVID-19 restrictions. Additionally, from December 2020 to January 2021 we opened four new stores in the greater Los Angeles area and one new store in a new luxury resort hotel in Las Vegas in June 2021. Same store sales at all Company-owned stores and Nordstrom Shop-in-Shop locations increased $1,949,952, or 42%, during 2021 compared with same store sales during 2020.

E-commerce sales decreased $670,011, or 8%, between the two periods primarily due to COVID-19 restrictions that pushed more consumers towards online purchasing of our products in 2020 and delays at Southern California ports that minimized our sales during the second half of 2021.

Gifting concierge sales and international sales increased $102,639, or 4%, during 2021 versus 2020. COVID-19 had an impact on both channels, leading to lower sales as most socially oriented gifting events were cancelled or postponed. Our international revenues increased period-over-period due to the closure of stores in 2020.

Gross margin

Gross margin as a percentage of net revenue increased between the two periods from 47% in 2020 to 50% in 2021 primarily due to sales pricing and shipping supplies, offset partially by higher inbound freight costs.

Selling, general and administrative

Selling, general and administrative expenses were $19,599,012 for 2021 compared to $16,812,673 in 2020. A portion of the period over period increase was driven by one-time start-up costs of $395,743 and deferred non-cash rent amortization associated with our new centralized distribution and operations facility in Las Vegas, which we took possession of in April 2021. Payroll, software, subscription services and merchant fees increased to support our growth. As a percentage of net revenue, selling, general and administrative expenses decreased by 3% between the two periods as we began leveraging our new operating model. Excluding one-time costs and deferred non-cash rent amortization, selling, general and administrative expenses for 2021 were $18,196,839, or 59%, of net revenue.

Other income (expense)

Other income was $476,152 for 2021 compared to $281,827 for 2020. The net increase was primarily due to a decrease in non-cash interest expense related to the Note, partially offset by lower governmental grant income. *See "— Liquidity and Capital Resources – Payment Protection Program" and "—Liquidity and Capital Resources – Bristol Group Luxury Group LLC Debt."*

Net Loss

As a result of the foregoing, net loss for 2021 was $3,882,610 compared to $4,694,881 during 2020.

Liquidity and Capital Resources

We may seek to raise any necessary additional funds through equity or debt financings, including the Senior Secured Line of Credit or other sources which may be dilutive to existing stockholders. If we are unable to secure financing on commercially reasonable terms, if at all, our business, financial position, results of operations and cash flows may be materially and adversely affected.

Cash and Cash Equivalents

Cash equivalents include highly liquid investments with an original maturity of three months or less from the date of purchase. The Company's operations have been financed to date by a combination of revenue, debt, three cash injections from BLG Luxury Group LLC and our Regulation A Offering, which concluded on June 30, 2022. *See "—Regulation A Offering" "—Senior Secured Line of Credit" and "—Bristol Luxury Group LLC Debt."* The primary cash needs have been to fund working capital requirements primarily inventory to support distribution growth, innovation, and new collaborations.

As at December 31, 2022, the Company had $1.2 million of cash and cash equivalents, $0.6 million of availability under our line of credit (defined below) and $2 million of accounts receivable, which we believe will allow us to finance our activities for the 2023 fiscal year.

Regulation A Offering

On June 30, 2022, the Company terminated its offering of Common Stock pursuant to Regulation A under the Securities Act of 1933, as amended (the "Regulation A Offering"). The Company sold 411,885 shares of Common Stock, plus an additional 8,812 shares of Common Stock issued as Bonus Shares to investors based upon investment level, for gross proceeds of $4,262,117. As of September 27, 2022, the Company had $15,081 in escrow, due to be released to the Company by the end of 2022 assuming all subscriptions are closed.

Senior Secured Line of Credit

On May 24, 2022, the Company entered into a revolving line of credit agreement with Austin Financial Services, Inc. ("AFS"). That agreement provides for a $1.5 million senior secured credit facility (the "Senior Secured Line of Credit" or "line of credit"), which will be used primarily for working capital purposes, and has a termination date of May 24, 2025, with certain early termination conditions and fees. The line of credit contains customary affirmative and negative covenants, however we are not subject to any financial covenants, such as leverage ratios.

The interest rate for all advances are equal to the sum of (a) the greater of 3.5% or the Prime Rate plus (b) 2%, provided that the interest rate shall not exceed 8.5% (the "Interest Rate Cap") in the first year of the loan; provided, further, that the Interest Rate Cap shall not increase by more than 2.5% for each year thereafter.

At July 2, 2022, we had $477,036 of outstanding borrowing and $612,762 of borrowing capacity (the lesser of the borrowing base or the aggregate line of credit) under the line of credit. The interest rate on our outstanding borrowings under the line of credit was 7.5% as of July 2, 2022.

Simultaneously upon entering into the Senior Secured Line of Credit agreement, the Company, Bristol Luxury Group, LLC ("BLG") and AFS entered into an Intercompany Subordination Agreement (the "subordination agreement") which provides AFS with a first priority interest in substantially all of the Company's assets. This means that upon an exit event or if the Company were to declare bankruptcy, AFS would be paid first before BLG, or the stockholders.

See Note 6 to our Unaudited Consolidated Financial Statements for further information regarding our Senior Secured Line of Credit.

Bristol Luxury Group LLC Debt

On October 31, 2019, Sugarfina Holdings LLC, the Successor, acquired substantially all the assets of Sugarfina Inc., the Predecessor, a separate entity with different ownership and management that was in bankruptcy. To fund the purchase of the Predecessor's assets, the Successor signed a note as debtor to Bristol Luxury Group LLC ("BLG"), which holds 100% of the Successor's equity, in the amount of $15,000,000 at an interest rate of 12% per annum (the "BLG Note") with a maturity date of May 21, 2021. When the Successor became Sugarfina Corporation on

September 26, 2020, BLG continued to own the same controlling interest and the BLG Note maturity date was extended by three years to May 2024. Under the terms of the BLG Note, the Company may borrow, repay and reborrow funds under the BLG Note in one or more loans up to the maximum of $15 million. Interest payable on the BLG Note is payable-in-kind or in cash at the Company's discretion. To date, all interest has been paid-in-kind. Paul L. Kessler and Diana Derycz-Kessler, who also sit on the Company's board of directors jointly own a majority of BLG. Scott LaPorta also effectively owns 2% of BLG directly. Mr. LaPorta also sits on the board of directors and is the current CEO of the Company and was CEO of the Successor when BLG and the Successor agreed to the terms of the BLG Note.

On April 30, 2021, the Company converted $8,000,000 of the balance under the BLG Note to 800,000 preferred shares issued to BLG, with retroactive effect to September 26, 2020. This served to reduce the debt load of the Company (the "Debt Conversion").

Under the terms of the BLG Note, but also subject to the subordination agreement defined above, the debt is secured by a second priority interest in substantially all the Company's assets. This means that upon an exit event or if the Company were to declare bankruptcy, BLG and its holders would be paid after AFS but before the stockholders.

On October 31, 2019, BLG also advanced $1,600,000 to the Successor primarily for the purpose of funding initial working capital. $1,420,000 of the cash injection was booked as equity and $180,000 recorded in the Company's accounts payable without further documentation. The working capital funds in accounts payable function like a line of credit under which the Company may borrow funds, repay those funds, and then borrow funds again. In August 2020, September 2021 and May 2022, BLG added another $1,000,000, $250,000 and $250,000, respectively, to the accounts payable for the purpose of making additional funds available to the Company to use as working capital. At July 2, 2022, the Company's accounts payable to BLG totaled $1,497,259 and, after giving effect to the Debt Conversion, the amount outstanding under the BLG Note was $10,756,110.

Prior to our Senior Secured Line of Credit, management opted to seek cash injections from BLG instead of seeking credit facilities with a bank or financial institution because management believed the terms of the cash loans from BLG would be more favorable than from a lending institution at that stage of the Company's development. BLG expected to provide additional working capital to the Company considering both its seasonality and the impact of the economic downturn resulting from the COVID-19 outbreak.

We may seek to raise any necessary additional funds through equity or debt financings or other sources which may be dilutive to existing stockholders. If we are unable to secure financing on commercially reasonable terms, if at all, our business, financial position, results of operations and cash flows may be materially and adversely affected.

Paycheck Protection Program

On April 8, 2020, the Successor applied for and was granted a loan under the SBA's Payment Protection Program ("PPP") in the amount of $2,000,000 through JPMorgan Chase Bank, N.A., for the purpose of covering the Company's payroll, lease payments and utilities. That loan was presented on our consolidated statements of operations and comprehensive loss for the year ended December 31, 2020, as "Government grant income". The receipt of funds under the PPP allowed the Company to temporarily avoid additional workforce reduction measures amidst a steep decline in revenue and production volume. The Company's first draw PPP loan was fully forgiven in September 2021.

On March 15, 2021, the Company received a second draw SBA PPP loan in the amount of $1,650,000 through JPMorgan Chase Bank, N.A. The funds granted under that loan were used to cover the Company's payroll, lease payments and utilities, according to the SBA guidelines, and that loan was fully forgiven in April 2022.

In 2021, we also received $31,089 (in US dollars) through the Ontario COVID-19 Small Business Relief Grants program under our Sugarfina Global Canada, Ltd subsidiary.

The Company recognized "Government grant income" of $1,650,000 in the Unaudited Consolidated Statements of Operations and Comprehensive Loss for 1H 2021 and $1,681,089 in the Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2021.

See Note 7 to our Unaudited Consolidated Financial Statements in Item 3 for additional government grant disclosures.

Employee Retention Credit ("ERC")

The Company was eligible for the Employee Retention Credit ("ERC") under the provisions of the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") signed into law March 27, 2020, and the subsequent extension of the CARES Act.

In January 2022, the Company filed for approximately $3.3 million of ERCs. In June 2022, we received $335,442 of our ERC refunds, of which $321,282 is reflected as "Government grant income" and $14,160 as "Interest income" in our Unaudited Consolidated Statements of Operations and Comprehensive Loss for 1H 2022.

As of the date of this Offering Memorandum the Company cannot reasonably estimate when it will receive the remainder of its refunds. Upon receipt of those funds, we are obligated to pay third-party consulting fees on 9% of the total ERCs received. Consulting fees of $28,915 were recognized in "Selling, General and Administrative" expenses in our Unaudited Consolidated Statements of Operations and Comprehensive Loss, for the portion of ERC refunds received in 1H 2022.

The Company will continue recognize government grant income separately within other income similar to the accounting of our forgivable PPP loans once it is reasonably assured that (1) any conditions attached to the assistance will be met and (2) the assistance will be received.

See Note 7 to our Unaudited Consolidated Financial Statements in Exhibit A for additional government grant disclosures.

While the Company believes it has sufficient liquidity with its current cash position and Senior Secured Line of Credit, the Company will continue to monitor and evaluate all financing alternatives as necessary.

Plan of Operations

The Company aims to build brand awareness by pitching editors and gifting influencers, curating customized mailers, and partnering with media. Paid marketing tactics are focused on new customer acquisition and include search engine marketing, social media advertising, paid influencers, sampling and experiential events. Nonpaid marketing efforts focused on driving repeat and loyalty include email marketing to a large and growing subscriber base, social media posts featuring product and lifestyle content, public relations outreach to major media outlets, and a customer loyalty program called SugarfinaRewards.

We have grown our e-commerce customer list (potential customers) from 477,000 subscribers in January 2020 to 540,000 in December 2022 primarily through social media-based advertising, influencer marketing, and sweepstakes. In 2021, the Company invested approximately $286,000 in these efforts to increase its e-commerce customer list by 10%. We have funded this activity with cash from operations. The Company plans to continue spending approximately $30,000 per month with cash from operations to continually increase its e-commerce customer list and drive online revenue growth. Proceeds of this offering allocated to marketing efforts will supplement this spend and help to fuel increased brand awareness and e-commerce purchases. The primary activities that were funded by the $286,000 and will be funded by the ongoing $30,000 per month include online advertising, such as Google search marketing, Facebook and Instagram advertising, digital display advertisements, paid influencer activations, and public relations efforts. The Company activates the subscriber list primarily through direct email marketing and messaging that drive website visits and sales.

The Company also plans to identify and stay current with new trends by attempting to develop partnerships with brands that have robust influencer relationships, such as the Truly® collaboration, a popular hard-seltzer. These agreements provide each party with licenses to the other's intellectual property for the purposes of promoting jointly branded products during the term of the agreement, and they contain basic marketing commitments such as promoting the collaboration via email and social media. Our internal creative team has designed specialty bento boxes, sleeves, and labels for these collaborations. These initiatives will continue to be funded with cash from operations, however, proceeds of this offering allocated for product development may be used to fund future innovation launches.

The Company is expanding its North American wholesale business primarily through opening new hospitality, specialty gourmet grocery, specialty stores, and online B2B accounts with a focused effort from its internal sales force. During 2021 we expanded distribution in each of these categories in the United States and Canada. We funded those efforts with cash from operations. In November 2022, we launched into a major gourmet grocery chain based in Ontario, Canada, and with a major online food B2B portal across the U.S. that focuses on small businesses. Both relationships are on a purchase order basis, and there is no agreement governing the terms of the relationship. We are funding this inventory investment with cash from operations. Additionally, we have expanded distribution with our existing large department store customers by building an internal "vendor direct ship" capability enabling us to list our products on their e- commerce platforms and ship consumer orders directly from our distribution facilities. That capability was funded with cash from operations.

 In October 2022, we opened a new retail boutique in Miami, Florida in a luxury positioned shopping center to expand our presence and drive awareness and expansion in the South Florida market. We closed our Americana at Brand store location in Southern California at the end of 2022 due to the expiration of our lease. Furthermore, we will be closing four Nordstrom shop-in-shop locations in Canada and converting these to wholesale accounts.
The Company also built an additional on-line store front on Amazon.com that launched in December 2020. That on-line store will be managed by Sugarfina directly leveraging the Company's existing e-commerce infrastructure. As such, upfront incremental development costs have been minimal. The Company plans to sell its existing core product assortment through Amazon to meet this demand.

Internationally, our own sales team has expanded our international retail distribution by launching into multiple accounts in Canada and Europe, signing a new distributorship agreement for Scandinavia,   and bringing our products to the high-end department store, the Galleria, in Seoul, South Korea. We have also granted rights to our valued franchise partners in Hong Kong to expand their activities with the Sugarfina brand in SouthEast Asia by exploring setting up new retail boutiques and/or wholesale distribution in Macau as well as develop and open an e-commerce site in both Hong Kong and Macau.

The Company is developing these incremental marketing, sales, distribution and operational capabilities to support its long-term plans to grow revenues funded by cash from operations. The net proceeds from this offering and the Regulation CF Offering will be used as to accelerate our growth rate as a function of having additional capital to invest in product development, marketing, and working capital. These plans include potentially acquiring incremental complimentary consumer lifestyle brands depending on market conditions. The acquisition of incremental brands is partially contingent upon raising additional capital in this Offering. Depending on the success of this Offering, we may utilize a portion of the proceeds for such acquisitions.

We foresee the largest obstacle that may prevent us from achieving our goals is the potential occurrence of an economic downturn which may affect our supply chain, cost of goods, and consumer spending habits and thereby have a negative impact on our business. .

We believe our existing plans for the next twelve months can be funded with cash from operations, and if necessary, incremental short-term borrowings from the current stockholders, as well as the proceeds from the offering. *See "Use of Proceeds."*

There is no assurance that the Company's activities will generate sufficient revenues to sustain its operations without additional capital, or if additional capital is needed, that such funds, if available, will be obtainable on terms satisfactory to the Company. Accordingly, given the Company's limited cash and cash equivalents on hand, the Company may be unable to implement its business plans and proposed operations unless it obtains additional financing or otherwise is able to generate revenues and profits. The Company may raise additional capital through sales of debt or equity, obtain loan financing or develop and consummate other alternative financial plans. In the near term, the Company plans to rely on its primary stockholder, BLG, to continue its commitment to fund the Company's continuing operating requirements.

The proceeds of this Offering are primarily being raised to provide working capital (specifically for investment in inventory) to support a more aggressive sales distribution expansion effort to increase our growth rate.

Trend Information

Our primary goal is to grow revenues profitability by adding customers in our e-commerce and retail store sales channels as well as adding customers in our wholesale and gifting concierge sales channels; as we add customers, we will be able to grow our brand. Increasing distribution, launching new innovation, and marketing initiatives, along with media coverage in the United States, has driven and continues to drive an increase in sales of our confectionery products.

We continue to drive awareness and trial of our products and acquire new customers with various marketing initiatives. As we continue to acquire new customers, expand distribution, and launch new innovation we gain positive momentum. In the first half of 2022, a few noteworthy expansion events include new distribution with upscale department store, Saks Fifth Avenue®, Safeway® supermarket's new luxury concept stores, and Stellar News, a travel retail specialty store now carrying Sugarfina in 10 international airports. We have also expanded distribution with our existing accounts, for example in the hospitality sector, with customers such as The Ritz-Carlton® and Resorts World Las Vegas® which have extended Sugarfina placements to their VIP program, café, or on-site retail boutiques, and with liquor accounts such at Total Wine & More® where we will be available in 16 new locations before the end of 2022. Our Gifting Concierge business also saw an increase in the first half of the year compared with the same period in 2020 and 2021, with corporate orders from clients ranging from MGM® Studios and the Brooklyn Nets® to Free People®, the US Chamber of Commerce®, and SpaceX®.

The confectionery industry is a sizable market and is predicted to witness a steady CAGR of 3.5% in the period of 2021-2026 globally. We believe the Company is one of the few confectionery companies that is connecting with the next generation of consumers and that should lead to a significant and expanding market opportunity. With a strong brand and an industry-leading creative, marketing, and sales team, we believe the Company has the potential to seize a larger portion of the US confectionery market.

COVID-19 Updates

Our net revenue has been negatively impacted by the COVID-19 pandemic for several reasons, including its impact on consumer shopping behavior as described above in "Results of Operations." The Company has also been significantly impacted by COVID-19 due to supply chain disruptions and government restrictions intended to protect public health in response to new variants of COVID-19 spreading internationally. We are unable to predict the duration and magnitude of this impact going forward.

Impact of Public Health Policies and Restrictions

Nearly all stores were directly and negatively impacted by public health measures taken in response to COVID-19, with nearly all locations experiencing reduced operations because of, among other things, modified business hours and store and mall closures. As a result, wholesale partners did not order products for their stores in line with forecasted amounts in 2020 and early 2021. COVID-19 restrictions negatively impacted, and may again negatively impact, among other things, retail, and wholesale sales.

Our revenues were negatively impacted in the first half of 2022 by the COVID-19 Omicron variant, especially in the first three months and for the full six months in our international business located in Hong Kong and South Korea.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Membership Interests	$2,700,000	20%	Consideration paid for assets of predecessor (1)	June 8, 2020	11 U.S. Code §1145(a)
Series A Preferred Stock	$8,000,000	800,000	Debt conversion	April 30, 2021 (2)	Section 4(a)(2) of the Securities Act
Common Stock	$4,262,117	420,697	Working capital, product development, brand marketing and debt repayment to BLG	December 31, 2020 through June 30, 2022	Regulation A

(1) For details see "Description of the Business – Our History and Response to COVID-19."
(2) BLG converted $8,000,000 of the balance under the Revolving Subordinated Secured Promissory Note into the Series A Preferred Stock with retroactive effect to September 26, 2020. For details, see "Management's Discussion and Analysis – Liquidity and Capital Resources – Bristol Luxury Group LLC Debt."

See the section titled "*Capitalization, Debt and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

On October 31, 2019, Successor acquired all the assets of Predecessor, a separate entity with different ownership and management that was in bankruptcy. To fund the purchase of the Predecessor's assets, the Successor signed a Secured Promissory Note as debtor to Bristol BLG, in the amount of $15,000,000 at an interest rate of 12% per annum with a maturity date of May 21, 2021, which had been extended to May 21, 2024. For details, see *"Management's Discussion and Analysis of Results of Operations and Financial Condition – Liquidity and Capital Resources -- Bristol Luxury Group LLC Debt."*

On April 30, 2021, the Company completed the Debt Conversion under which it converted $8,000,000 of the balance due under the Note into shares of Series A Preferred Stock, with retroactive effect to September 26, 2020. See *"Management's Discussion and Analysis of Results of Operations and Financial Condition – Retroactive Conversion of the Company's Secured Promissory Note Held by BLG***."**

Paul L. Kessler and Diana Derycz-Kessler, who sit on the Company's board of directors, own a combined 90.17% of BLG through their Bristol Investment Fund Ltd. and Vendome Trust. Barlock Capital owns 7.83% of BLG. Scott La Porta owns the remaining 2% of BLG and is the Company's CEO and a director. As of July 2, 2022, after giving effect to the Debt Conversion, $10,756,110 was outstanding under the Note. *See also "Management's Discussion and Analysis of Financial Condition and Results of Operations —Liquidity and Capital Resources – Bristol Luxury Group LLC Debt,"* above.

On October 31, 2019, BLG also loaned the Successor $180,000 in cash followed by another $1,000,000, $250,000 and $250,000 cash loan in August 2020, September 2021, and May 2022 respectively, for the purpose of making additional funds available to the Company for use as working capital. As of July 2, 2022, $1,497,259 was held in the Company's accounts payable owed to BLG. *See also "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Bristol Luxury Group LLC Debt,"* above.

In total, as of July 2, 2022, the Company owes BLG, and so also owes its CEO, Mr. LaPorta, and two of its current directors, Mr. Kessler and Ms. Derycz-Kessler, $12,253,369.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.sugarfina.com/investor-relations.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.


ADDITIONAL INFORMATION


The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/[]*Sugarfina Corporation*
_____
(Signature)

[]
_____
Scott LaPorta

_____
Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ *Scott LaPorta*
_____
(Signature)

[]
_____
Scott LaPorta

_____
Chief Executive Officer

January 20, 2023
_____
(Date)

/s/ *Brian Garrett*
_____
(Signature)

_____
Brian Garrett

_____
Vice President of Finance and IT

January 20, 2023
_____
(Date)

/s/ *Paul L. Kessler*	
(Signature)	

Paul L. Kessler

Director

January 20, 2023
(Date)

/s/ *Diana Derycz-Kessler*
(Signature)

Diana Derycz-Kessler

Director

January 20, 2023
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Sugarfina Corporation

Opinion

We have audited the accompanying consolidated financial statements of Sugarfina Corporation (a corporation), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive loss, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sugarfina Corporation as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Sugarfina Corporation and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Sugarfina Corporation's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Sugarfina Corporation's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Sugarfina Corporation's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Windes, Inc.

Long Beach, California
April 22, 2022

SUGARFINA CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31, 2021	December 31, 2020
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 2,369,342	$ 2,194,883
Restricted cash	215,164	238,854
Accounts receivable	1,854,571	1,111,239
Inventory	2,801,336	4,377,986
Prepaid expenses	1,206,878	1,332,598
	8,447,291	9,255,560
OTHER ASSETS		
Property and equipment, net	1,293,883	560,027
Intellectual property	331,451	444,544
Deposits	773,538	704,669
	2,398,872	1,709,240
TOTAL ASSETS	$ 10,846,163	$ 10,964,800
LIABILITIES AND STOCKHOLDER'S DEFICIT		
CURRENT LIABILITIES		
Accounts payable	$ 758,364	$ 1,929,543
Accrued expenses	1,628,545	1,053,033
Deferred revenue	240,101	352,149
Capital lease liabilities	48,891	10,821
	2,675,901	3,345,546
NONCURRENT LIABILITIES		
Deferred rent	1,165,735	231,904
Due to related party	1,285,309	1,180,000
Secured promissory note payable to related party	10,131,126	8,990,915
Capital lease liabilities, noncurrent portion	68,236	-
	12,650,406	10,402,819
COMMITMENTS AND CONTINGENCIES (Note 10)		
STOCKHOLDER'S DEFICIT		
Preferred stock, $0.01 par value, 5,000,000 shares authorized; 800,000 shares issued and outstanding	8,000	8,000
Common stock; $0.01 par value, 25,000,000 shares authorized; 12,843,108 and 12,500,000 shares issued and outstanding as of December 31, 2021 and December 31, 2020, respectively	128,431	125,000
Additional paid-in capital	11,902,617	9,412,000
Common stock subscriptions receivable	(289,587)	-
Accumulated deficit	(16,176,249)	(12,293,639)
Accumulated other comprehensive loss	(53,356)	(34,926)
	(4,480,144)	(2,783,565)
TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT	$ 10,846,163	$ 10,964,800

See Independent Auditors' Report
The accompanying notes are an integral part of these consolidated financial statements.

SUGARFINA CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

| | Year Ended December 31, | |
	2021	2020
NET REVENUE	$ 30,607,926	$ 24,992,247
COST OF SALES	15,363,495	13,184,826
GROSS MARGIN	15,244,431	11,807,421
SELLING, GENERAL AND ADMINISTRATIVE	19,599,012	16,812,673
LOSS FROM OPERATIONS	(4,354,581)	(5,005,252)
OTHER INCOME (EXPENSE)		
Government grant income	1,681,089	2,000,000
Interest expense	(1,151,505)	(1,702,231)
Other expense	(53,432)	(15,942)
	476,152	281,827
NET LOSS BEFORE PROVISION FOR INCOME TAXES	(3,878,429)	(4,723,425)
PROVISION (BENEFIT) FOR INCOME TAXES	4,181	(28,544)
NET LOSS	(3,882,610)	(4,694,881)
OTHER COMPREHENSIVE LOSS		
Foreign currency translation loss	(18,430)	(34,926)
TOTAL COMPREHENSIVE LOSS	$ (3,901,040)	$ (4,729,807)
NET LOSS PER SHARE		
BASIC	$ (0.41)	$ (0.40)
DILUTED	$ (0.31)	$ (0.38)
WEIGHTED AVERAGE SHARES OUTSTANDING		
BASIC	12,637,326	12,500,000
DILUTED	12,637,326	12,500,000

See Independent Auditors' Report
The accompanying notes are an integral part of these consolidated financial statements.

SUGARFINA CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S DEFICIT

	Preferred Stock		Common Stock		Additional Paid-In Capital	Subscription Receivable	Members' Capital		Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
	Shares	Amount	Shares	Amounts			Units	Value			
BALANCE, DECEMBER 31, 2019	-	$ -	-	$ -	$ -	$ -	1,545,000	1,545,000	$ (7,598,758)	$ -	$(7,598,758)
CONVERSION FROM LLC TO CORPORATION	800,000	8,000	12,500,000	125,000	9,412,000	-	(1,545,000)	(1,545,000)	-	-	9,545,000
OTHER COMPREHENSIVE LOSS	-	-	-	-	-	-	-	-	-	(34,926)	(34,926)
NET LOSS	-	-	-	-	-	-	-	-	(4,694,881)	-	(4,694,881)
BALANCE, DECEMBER 31, 2020	800,000	$ 8,000	12,500,000	$ 125,000	$ 9,412,000	$ -	-	$ -	$ (12,293,639)	$ (34,926)	$ (2,783,565)
OTHER COMPREHENSIVE LOSS	-	-	-	-	-	-	-	-	-	(18,430)	(18,430)
ISSUANCE OF CLASS A COMMON STOCK	-	-	343,108	3,431	3,475,372	(289,587)	-	-	-	-	3,189,216
OFFERING COSTS	-	-	-	-	(984,755)	-	-	-	-	-	(984,755)
NET LOSS	-	-	-	-	-	-	-	-	(3,882,610)	-	(3,882,610)
BALANCE, DECEMBER 31, 2021	800,000	$ 8,000	12,843,108	$ 128,431	$ 11,902,617	$ (289,587)	-	$ -	$ (16,176,249)	$ (53,356)	$ (4,480,144)

See Independent Auditors' Report
The accompanying notes are an integral part of these consolidated financial statements.

SUGARFINA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended December 31,		
		2021		**2020**
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss	$	(3,882,610)	$	(4,694,881)
Adjustments to reconcile net loss to net cash from operating activities				
Depreciation and amortization		534,401		404,289
Non-cash interest expense		1,140,211		1,688,585
Changes in operating assets and liabilities:				
Accounts receivable		(743,332)		1,765,875
Inventory		1,576,650		952,788
Prepaid expenses and deposits		56,851		(556,293)
Accounts payable		(1,176,925)		92,218
Accrued expenses		575,512		(1,087,487)
Deferred revenue		(112,048)		(364,154)
Net Cash Used In Operating Activities		(2,031,290)		(1,799,060)
CASH FLOWS FROM INVESTING ACTIVITIES				
Capital expenditures		(897,354)		(193,337)
Net Cash Used in Investing Activities		(897,354)		(193,337)

See Independent Auditors' Report
The accompanying notes are an integral part of these consolidated financial statements.

SUGARFINA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Continued)

CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of Class A common stock	3,189,216	-
Offering costs	(984,755)	-
Advance from related party	250,000	1,000,000
Payments to related party	(144,691)	-
Payments on capital lease liabilities	(45,758)	-
Payments on equipment notes payable		(82,856)
Long-term deferred rent	833,831	231,904
Net Cash Provided by Financing Activities	3,097,843	1,149,048
EFFECT OF EXCHANGE RATES ON CASH	(18,430)	(34,926)
NET CHANGE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	150,769	(878,275)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT BEGINNING OF PERIOD	2,433,737	3,312,012
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT END OF PERIOD	$ 2,584,506	$ 2,433,737
SUPPLEMENTAL CASH FLOW INFORMATION:		
Noncash investing and financing activities:		
Conversion of secured promissory note payable to preferred stock	-	8,000,000
Cash paid during the years for:		
Interest	11,294	13,646
Taxes	26,159	5,463

See Independent Auditors' Report
The accompanying notes are an integral part of these consolidated financial statements.

SUGARFINA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMTENTS

DECEMBER 31, 2021 AND 2020

NOTE 1 – Operations

Organization and Operations

Sugarfina Corporation (the Company) was formed on November 1, 2019, as a Delaware limited liability company and converted to a corporation on September 26, 2020. In conjunction with the reincorporation, the outstanding 1,000 membership units of Sugarfina Holdings LLC were exchanged for 12,500,000 shares of common stock of Sugarfina Corporation. All share and per share amounts in the accompanying consolidated financial statements for the Company have been adjusted retroactively to reflect the effect of the 1:12,500 unit split resulting from the corporate conversion as if it had occurred at November 1, 2019.

The Company's wholly owned subsidiaries are Sugarfina USA LLC, Sugarfina Global LLC, Sugarfina Global Canada LTD, and Sugarfina IP LLC. The Company operates an upscale candy brand for adults through its e-commerce channels, as well as its wholesale channels, corporate and custom sales, and its retail boutiques in North America, located in major cities such as Los Angeles, New York, Boston, Vancouver, and Toronto. In addition to its retail boutiques in Canada, the Company also has an international presence through its franchise stores in Hong Kong and international wholesale accounts in South-East Asia, Australia, and Europe. The Company sells a range of high-end domestic and imported sweets, from gummies and caramel to chocolates and fruit.

The Company is a majority-owned subsidiary of Bristol Luxury Group LLC.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The Company's consolidated financial statements include the accounts of Sugarfina Corporation, Sugarfina USA LLC, Sugarfina Global LLC, Sugarfina Global Canada LTD, and Sugarfina IP LLC (collectively, the Company). All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions include revenue recognition, valuation of accounts receivable and inventory, and depreciation and amortization. We may be unable to accurately predict the impact of COVID-19 going forward and as a result our estimates my change in the near term. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk include cash and cash equivalents and accounts receivable arising from normal business activities. At December 31, 2021 and December 31, 2020, the Company maintained cash with financial institutions in excess of federally insured limits. The Company places its cash with high quality financial institutions and has not experienced losses with respect to these items. The Company extends credit to its customers and generally does not require collateral from them.

Supplier Concentrations

The Company's operations are subject to several factors which are beyond the control of management, such as changes in manufacturers pricing and the continued operation of its significant manufacturers. While the Company sells a diversified product line, it remains dependent upon a limited number of suppliers which it selects. There were no concentrations of suppliers for the year ended December 31, 2021. During the year ended December 31, 2020, purchases from one supplier were approximately 15% of cost of goods sold.

Fair Value of Financial Instruments

Fair value of cash equivalents, current accounts receivable and current accounts payable approximate the carrying amounts because of their short-term nature. The fair value of long-term debt is estimated based upon quoted market prices at the reporting date for those financial instruments.

Cash, Cash Equivalents, and Restricted Cash

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Restricted cash is secured as collateral for certain other assets. The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	December 31, 2021		December 31, 2020	
Cash and cash equivalents	$	2,369,342	$	2,194,883
Restricted cash		215,164		238,854
	$	2,584,506	$	2,433,737

Accounts Receivable

Accounts receivable is stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts based on its assessment of the status of individual accounts, considering a customer's financial condition and credit history, and economic conditions. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance and a credit to accounts receivable. At December 31, 2021 and December 31, 2020, the allowance for doubtful accounts was approximately $44,000 and $125,000, respectively.

Inventory

Inventory is stated at the lower of cost or net realizable value. Cost is stated on the first-in, first-out (FIFO) basis.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Property under capital leases and the related obligation for future lease payments are recorded at an amount equal to the initial present value of those lease payments. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally ranging from three to five years. Properties under capital leases are amortized on the straight-line method over the life of the lease. Leasehold improvements are amortized over the shorter of their useful lives or the length of the lease. Expenditures for maintenance and repairs are charged to expense as incurred.

Intellectual Property

Capitalized intellectual property assets relate to franchise agreements acquired and are amortized using the straight-line method over their estimated lives of ten years.

Long-Lived Assets

Long-lived assets are assessed for recoverability on an ongoing basis. In evaluating the fair value and future benefits of long-lived assets, their carrying value would be reduced by any excess of the long-lived asset over management's estimate of the anticipated undiscounted future net cash flows of the related long-lived asset. At December 31, 2021 and December 31, 2020, management assessed that there was no impairment of its long-lived assets.

Due to Related Party

The amounts due to related party are reimbursements of expenses paid on behalf of Sugarfina Corporation by Bristol Luxury Group, the parent company.

Revenue Recognition

The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;

- Identification of the performance obligations in the contract;

- Determination of the transaction price;

- Allocation of the transaction price to the performance obligations in the contract; and

- Recognition of revenue when or as the performance obligations are satisfied.

The Company primarily derives its revenue from sales of product through e-commerce and wholesale customers and at its store locations. Revenue is recorded net of estimated returns and excludes sales taxes. Retail stores record revenue at the point of sale. Online sales include shipping revenue and are recorded at the point in time they are shipped to the customer. Revenue is shown net of returns, discounts, and sales incentives given to customers. Amounts billed to customers for shipping and handling costs as incurred are included in revenue. Shipping and handling costs associated with shipments to and returns from customers are included in cost of goods sold.

The following table presents the Company's revenue disaggregated by revenue source:

	Year Ended December 31,		Percentage Change
	2021	**2020**	
Wholesale	$ 12,819,074	$ 9,484,175	35%
E-commerce	7,841,154	8,511,165	-8%
Retail	7,536,847	4,688,695	61%
Gifting Concierge	1,648,402	1,700,087	-3%
International	762,449	608,125	25%
	$ 30,607,926	$ 24,992,247	22%

Advertising

Advertising costs, which are recorded in selling, general and administrative expense, are charged to operations when incurred. The Company incurred approximately $500,000 and $649,000 in advertising expense for the years ended December 31, 2021, and 2020, respectively.

Stock-Based Compensation

On January 26, 2021, the Company adopted an equity-based incentive plan for employees. The plan permitted the issuance of up to 500,000 shares of common stock in the form of stock options. As of December 31, 2021, we have 277,500 stock options outstanding. The stock options vest ratably over four years from the date of grant but do not become exercisable until an exit event, such as a change in control, or initial public offering, occurs. If an exit event occurs, any portion of the options that have not vested will become vested immediately prior to the consummation of such exit event, provided the plan participant has not terminated prior to the exit event. We have not recognized any compensation expense for these awards for the year ended December 31, 2021, due to the exit event restrictions on the exercisability of the stock options.

Operating Leases

For operating leases, minimum lease payments, including minimum scheduled rent increases and rent abatement, are recognized as rent expense on a straight-line basis (straight-line rent) over the applicable lease terms. Lease terms generally range from five to ten years and may provide for rent escalations and renewal options. The term used for straight-line rent is calculated initially from the date of possession of the leased premises through the expected lease termination date. Rent expense for our retail stores is recognized from the possession date to the store opening date. The Company records the excess of the straight-line rent over the minimum rents paid or received as a deferred lease liability.

When ceasing operations at a store or warehouse under an operating lease, where the landlord does not allow the Company to prematurely exit the lease, the Company will recognize an expense equal to the present value of the remaining lease payments to the landlord, less any projected sublease income at the cease-use date.

Income Taxes

For the period November 1, 2019 (inception) to September 26, 2020, the Company was a limited liability company (LLC), taxed as a partnership in which all elements of income and deductions were included in the tax returns of the members of the LLC. Beginning September 27, 2020, the Company accounts for income taxes under the asset-and-liability method, as a corporation.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The realizability of deferred tax assets is assessed by management and a valuation allowance is recorded, if necessary, to reduce net deferred tax assets if it is more likely than not that all or some portion of such assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Among other things, management considers projected future taxable income and tax planning strategies in making this assessment. At December 31, 2021 and 2020, management determined that the ultimate realization of deferred tax assets was uncertain and a valuation allowance was recorded to fully reserve and reduce the net deferred tax assets in their entirety.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In accounting for uncertain income tax positions, the Company recognizes the consolidated financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. The Company is subject to potential income tax audits on open tax years by any taxing jurisdiction in which it operates. The statute of limitations for federal and State purposes is generally three and four years, respectively.

Comprehensive Loss

Total comprehensive loss is defined as all changes in equity during a period, other than those resulting from investments by and distributions to the member. Generally, for the Company, total comprehensive loss equals the net loss, plus or minus adjustments for currency translation.

While total comprehensive loss is the activity in a period and is largely driven by the net loss in that period, accumulated other comprehensive income or loss (AOCI) represents the cumulative balance of other comprehensive income as of the balance sheet date. For the Company, AOCI is primarily the cumulative balance related to the currency adjustments.

Earnings Per Share

Basic earnings per common share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per common share is computed based on net income (loss) divided by the weighted average number of common shares and potential shares. Income available to common stockholders shall be computed by deducting both the dividends declared in the period on preferred stock (whether or not paid) and the dividends accumulated for the period on cumulative preferred stock (whether or not earned) from net income. The computation of diluted EPS is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued during the period to reflect the potential dilution that could occur from common shares issuable through contingent shares issuance arrangement, stock options or warrants.

Foreign Currency Transactions and Translation

The functional currency of the Company's foreign-owned subsidiary is their local currency. Assets and liabilities denominated in foreign currencies as the functional currency at the balance sheet date are translated into the reporting currency of United States dollars (USD) at the exchange rates prevailing at the balance sheet date. The results of transactions in foreign currency are remeasured into the reporting currency at the average rate of exchange during the reporting period. The registered equity capital denominated in the functional currency is translated into the reporting currency of USD at the historical rate of exchange at the time of capital contribution. All translation adjustments resulting from the translation of the financial statements into the reporting currency at USD are dealt with as a separate component within equity as other comprehensive income (loss).

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)* (ASU 2016-02). The guidance in this ASU supersedes the leasing guidance in *Leases (Topic 840)*. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The amendments in this update for the Company are effective for fiscal years beginning after December 15, 2021. The Company is currently evaluating the impact of the adoption of the new standard on the consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments - Credit Losses*, and also issued subsequent amendments to the initial guidance, ASU 2018-19, ASU 2019-04, ASU 2019-05, and ASU 2019-11 (collectively, Topic 326), to introduce a new impairment model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses (CECL). In April 2019, the FASB further clarified the scope of Topic 326 and addressed issues related to accrued interest receivable balances, recoveries, variable interest rates, and prepayment. The new guidance will require modified retrospective application to all outstanding instruments, with a cumulative-effect adjustment recorded to opening retained earnings as of the beginning of the first period in which the guidance becomes effective. The amendments in this update for the Company are effective for fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of the adoption of the new standard on the consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes* (ASU 2019-12), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This update for the Company is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of the adoption of the new standard on the consolidated financial statements.

Recently Adopted Accounting Pronouncements

In January 2021, the FASB issued ASU 2021-02, *Franchisors - Revenue from Contracts with Customers (Subtopic 952-606)*, which introduces a new practical expedient for nonpublic business entities that simplifies the application of the guidance about identifying performance obligations related to pre-opening services. Because the Company previously adopted ASC 606, the ASU is effective for annual and interim reporting periods beginning after December 15, 2020. The adoption of the new standard did not have a material impact on the consolidated financial statements.

Subsequent Events

In preparing these consolidated financial statements, the Company has evaluated subsequent events and transactions for potential recognition or disclosure through April 22, 2022, the date the consolidated financial statements were available for issuance.

NOTE 3 – Conversion from LLC to Corporation

The Company converted from a Delaware limited liability company, Sugarfina Holdings LLC, to a Delaware corporation, Sugarfina Corporation, pursuant to a statutory conversion under Delaware law on September 26, 2020. The Company has the authority to issue 25,000,000 shares of common stock, at par value $0.01 per share, and 5,000,000 shares of preferred stock, at par value $0.01 per share.

NOTE 4 – Inventory

Inventory consists of the following:

	December 31, 2021	December 31, 2020
Raw materials	$ 830,035	$ 1,367,144
Finished goods	738,546	1,581,946
Supplies and other inventory	1,292,755	1,838,954
	2,861,336	4,788,044
Valuation reserve to net realizable value	(60,000)	(410,058)
	$ 2,801,336	$ 4,377,986

NOTE 5 – Property and Equipment

Property and equipment consist of the following:

	December 31, 2021	December 31, 2020
Equipment	$ 766,137	$ 278,648
Furniture and fixtures	469,733	447,563
Leasehold improvements	692,772	79,724
Software	29,000	29,000
	1,957,642	834,935
Accumulated depreciation	(663,759)	(324,438)
	1,293,883	510,497
Construction in progress	-	49,530
	$ 1,293,883	$ 560,027

NOTE 6 –Leases

The Company leases various office, retail and warehouse facilities and equipment under noncancelable leases. Capital leases relate to leases of equipment used in our operations center in Las Vegas, Nevada through April 2024. Imputed interest rate ranges are 8.30% to 8.80%. Operating leases have expiration dates ranging from April 2022 through July 2028. Rents charged to expense totaled approximately $2,705,312 and $2,214,000 for the years ended December 31, 2021, and 2020, respectively.

The Company's future minimum lease payments required under noncancelable leases are as follows:

	Capital Leases	Operating Leases
2022	$ 58,811	$ 1,901,577
2023	58,811	1,786,665
2024	14,651	1,777,614
2025	-	1,385,444
2026	-	1,355,438
Thereafter	-	1,315,448
Minimum lease payments	$ 132,273	$ 9,522,186
Inputed interest	(15,146)	
Present value of minimum lease payments	117,127	
Current portion	(48,891)	
Capital lease liabilities, noncurrent	$ 68,236	

NOTE 7 – Secured Promissory Note

The Company has a secured promissory note payable balance to Bristol Luxury Group, LLC ("BLG") totaling $10,131,126 at December 31, 2021 (the "Note"). The Company's board of directors owns BLG. The balance bears interest, payable monthly, at 12% and is secured by the general assets of the Company. Interest may be paid-in-kind. The balance of the promissory note is due May 2024. On April 30, 2021, Sugarfina Holdings LLC and BLG executed an Exchange Agreement (the "Exchange Agreement") and, concurrently therewith, an Amendment No. 1 to the Amended and Restated LLC Agreement of Sugarfina Holdings LLC (the "LLCA Amendment"), each having an effective date of September 26, 2020. Pursuant to the Exchange Agreement and the LLCA Amendment, BLG and Sugarfina Holdings LLC agreed to convert a portion of the outstanding principal and accrued interest on the Note equal to $8,000,000 in the aggregate (including $6,289,954 in outstanding principal and $1,710,046 in accrued interest) for 800,000 preferred units of Sugarfina Holdings LLC, with such exchange becoming effective immediately prior to the conversion of Sugarfina Holdings LLC into the Company on September 26, 2020.

NOTE 8 – Government Grants

In March 2020, Congress passed the Paycheck Protection Program (PPP), authorizing loans to small businesses for use in paying employees that they continue to employ throughout the COVID-19 pandemic and for rent, utilities and interest on mortgages. Loans obtained through the PPP are eligible to be forgiven if the proceeds are used for qualifying purposes and certain other conditions are met.

First Draw PPP Loan

In April 2020, the Company received a first draw PPP loan of $2,000,000. As of December 31, 2020, the Company performed initial calculations for the PPP loan forgiveness according to the terms and conditions of the Small Business Administration's (SBA's) Loan Forgiveness Application and expected that the PPP loan would be forgiven in full based on qualifying expenses incurred during the period eligible for forgiveness. As such, for the year ended December 31, 2020, the Company recognized grant income of $2,000,000 in the consolidated statement of operations. The Company's first draw PPP loan was fully forgiven in September 2021.

Second Draw PPP Loan

In March 2021, the Company received a second draw PPP loan of $1,650,000. Management anticipated that the loan would be fully forgiven due to similar circumstances of our first draw PPP loan and as such, the Company recognized grant income of $1,650,000 in the consolidated statements of operations for the year ended December 31, 2021. The Company's second draw PPP loan was fully forgiven in April 2022.

U.S. GAAP does not contain authoritative accounting standards for forgivable loans provided by governmental entities to a for-profit entity. Absent authoritative accounting standards, interpretative guidance issued and commonly applied by financial statement preparers allows for the selection of accounting policies amongst acceptable alternatives. Based on facts and circumstances outlined below, the Company determined it most appropriate to account for the PPP loan proceeds as an in-substance government grant by analogy to International Accounting Standards 20 (IAS 20), *Accounting for Government Grants and Disclosure of Government Assistance*. Under the provisions of IAS 20, "a forgivable loan from government is treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan." IAS 20 does not define "reasonable assurance"; however, based on certain interpretations, it is analogous to "probable" as defined in FASB ASC 450-20-20 under U.S. GAAP, which is the definition the Company has applied to its expectations of PPP loan forgiveness. Under IAS 20, government grants are recognized in earnings on a systematic basis over the periods in which the Company recognizes costs for which the grant is intended to compensate (i.e., qualified expenses). The Company has elected to recognize government grant income separately within other income.

In 2021, we also received $31,089 (in US dollars) through the Ontario COVID-19 Small Business Relief Grants program under our Sugarfina Global Canada, Ltd subsidiary.

NOTE 9 – Income Taxes

Deferred tax assets relate to the following:

	December 31, 2021		December 31, 2020	
Deferred tax assets				
Inventory valuation	$	226,310	$	105,051
Accrued expenses		611,385		109,175
Depreciation and amortization		590,754		159,907
Employee retention credits		643,258		-
Net operating loss		304,360		46,964
		2,376,067		421,097
Valuation allowance		(2,376,067)		(421,097)
	$	-	$	-

The provision (benefit) for income taxes consists of the following:

	Year Ended December 31,	
	2021	2020
Current		
Federal	$ -	$ -
State	4,181	5,381
Foreign	-	(33,925)
	4,181	(28,544)
Deferred		
Federal	1,632,203	326,893
State	322,767	94,204
Change in valuation allowance	(1,954,970)	(421,097)
	-	-
	$ 4,181	$ (28,544)

The reconciliation of the federal statutory income tax rate to the effective tax rate is as follows:

	Year Ended December 31,	
	2021	2020
Computed "expected" federal income taxes	$ (799,434)	$ (1,046,046)
State income taxes, net of federal taxes	(151,131)	(230,058)
Foreign taxes	-	(33,925)
Tax adjustment related to corporate conversion	-	1,243,425
Tax adjustment for basis difference	(594,977)	-
Permanent differences	(405,247)	(336,073)
Change in valuation allowance	1,954,970	374,133
	$ 4,181	$ (28,544)

At December 31, 2021, the Company has net operating loss carryforwards for federal and state purposes totaling approximately $1,351,000 and $508,000, respectively, available for an indefinite period to offset future taxable income.

NOTE 10 – Commitments and Contingencies

Production Agreements

The Company currently transacts with a co-packer located in Mexico for the production, storage, and distribution of its product. The existing agreement with the co-packer has no minimum production requirements and has a term of three years with options to renew the agreement at the end of the original term. As the original term of the agreement was set to expire in October 2021, the Company elected to exercise its extension option, extending the agreement for a further year, with automatic 60-day renewals thereafter absent notice to terminate by either party. The parties agreed to extend the agreement on substantially similar terms, except that the original agreement was amended to eliminate 1) the 4,000 minimum pallet position guarantee by the Company (which will serve to reduce our future storage costs), 2) a 5% fee reduction trigger, and 3) the personal guarantee on behalf of the co-packer's partners regarding certain obligations upon agreement termination.

Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company's financial position, results of operations, or liquidity.

NOTE 11 – Stockholder's Deficit

The Company issued 12,500,000 shares of common stock to Bristol Luxury Group, LLC in conjunction with the conversion to a corporation in September 2020. Additionally, $8,000,000 of the Company's debt held by Bristol Luxury Group, LLC was converted to shares of preferred stock, with the effective date of September 2020.

Preferred stock does not have the right to vote, except for protective voting rights with respect to certain actions, such as bylaw changes, liquidation, or actions dilutive to preferred stockholders. Preferred stock has a cumulative dividend rate of 12% per annum on the issue price of the preferred stock that accrues daily and a dividend rate of 14% on the amount of any previously accrued dividends not yet paid, which compounds monthly. Dividends are payable as declared by the Company's Board of Directors. Holders of preferred stock receive dividends, when declared, and liquidation preferences over holders of common stock. Preferred stock is convertible to common stock at the option of the preferred stockholder. As of December 31, 2021, and 2020, there were undeclared dividends in the amount of $1,318,654 and $260,000, respectively.

On January 5, 2021, the Company commenced an offering of up to $25,875,000 of its Common Stock pursuant to Regulation A under the Securities Act of 1933. The Company is offering up to 2,500,000 shares of Common Stock at a price of $10.00 per share (increased to $10.35 per share effective July 30, 2021), plus up to 250,000 additional shares of Common Stock eligible to be issued as Bonus Shares (as defined in our Offering Circular dated December 31, 2020 (the "Offering Circular")) to investors based upon investment level. As of December 31, 2021, the Company recognized gross proceeds of $3,478,803, inclusive of a subscription receivable of $289,587 and incurred offering costs of $984,755 for 343,108 shares of Common Stock through our Regulation A Offering. Effective December 30, 2021, we extended our Regulation A Offering for the lesser of a period of 12 months or a termination date at the Company's election. The Company continues to purse raising more funds through its marketing efforts.

The Company will also be required to issue to StartEngine Primary, LLC ("StartEngine Primary") and OpenDeal Broker LLC dba the Capital R ("Capital R"), the underwriters of this offering, warrants for the purchase of shares of our Common Stock at an exercise price of $10.35 per share. The number of shares acquirable by StartEngine Primary upon exercise of their warrant will be equal to 2% of the gross proceeds raised through StartEngine Primary, divided by $10.35 per share, rounded to the nearest whole share. Assuming we raise the maximum amount in this offering through StartEngine Primary, we would issue warrants for 48,251 shares of the Company's Common Stock to StartEngine Primary, which includes 1,748 warrants issued at an exercise price of $10 with respect to sales by StartEngine Primary at a $10 per share price (assuming completion of the purchase of all shares committed at the $10 price). Capital R will be issued a number of shares of Common Stock equal to 1% of the gross proceeds of the sales facilitated by Capital R, divided by $10.35 per share, rounded to the nearest whole share. Assuming we raise the maximum amount remaining in this offering through Capital R, we would issue warrants for 24,125 shares of the Company's Common Stock to Capital R.

The StartEngine Primary warrants will be exercisable for up to five years after the date on which this offering is qualified. The shares issuable upon exercise of the StartEngine Primary warrants, and the shares issued directly to Capital R, may not be sold during the offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of qualification or commencement of sales of the offering pursuant to which the warrants were issued, except as provided in FINRA Rule 5110(g)(2). The StartEngine Primary warrants include customary adjustment provisions for stock splits, stock dividends, and recapitalizations and other similar transactions. StartEngine Primary also has a piggyback registration right with respect to any shares it receives upon exercise of the warrants for up to seven years after the date on which this offering is qualified.

NOTE 12 – Subsequent Events

Employee Retention Credit

The Company was eligible for the Employee Retention Credit ("ERC") under the provisions of the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") signed into law March 27, 2020, and the subsequent extension of the CARES Act. In January 2022, the Company filed for approximately $3.3 million of ERCs and as of the date of this annual report cannot reasonably estimate when it will receive those refunds. Upon receipt of those funds, we are obligated to pay third-party consulting fees on 9% of the total ERCs received. The Company will recognize government grant income separately within other income similar to the accounting of our forgiven PPP loans once it is reasonably assured that (1) any conditions attached to the assistance will be met and (2) the assistance will be received.

Termination of Regulation A Offering

On April 22, 2022, the Company announced the intention to terminate our Regulation A Offering on June 30, 2022. No further subscriptions will be accepted for the current offering after June 30, 2022. Subscriptions in the offering will be accepted up to that date and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.

SUGARFINA CORPORATION
UNAUDITED CONSOLIDATED BALANCE SHEETS

	July 2, 2022 (Unaudited)	December 31, 2021 (Audited)
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 147,152	$ 2,369,342
Restricted cash	214,543	215,164
Accounts receivable	962,434	1,854,571
Inventory	4,919,633	2,801,336
Prepaid expenses	1,055,750	1,206,878
	7,299,512	8,447,291
OTHER ASSETS		
Right of use assets, net	8,605,175	-
Property and equipment, net	1,141,558	1,293,883
Intellectual property	274,904	331,451
Deposits	711,128	773,538
	10,732,765	2,398,872
TOTAL ASSETS	$ 18,032,277	$ 10,846,163
LIABILITIES AND STOCKHOLDER'S DEFICIT		
CURRENT LIABILITIES		
Accounts payable	$ 593,544	$ 758,364
Accrued expenses	1,658,272	1,628,545
Deferred revenue	319,548	240,101
Lease liabilities	1,762,653	48,891
	4,334,017	2,675,901
NONCURRENT LIABILITIES		
Due to related party	1,497,259	1,285,309
Senior secured line of credit	477,036	-
Secured subordinated promissory note payable to related party	10,756,110	10,131,126
Lease liabilities, noncurrent portion	8,071,538	1,233,971
	20,801,943	12,650,406
COMMITMENTS AND CONTINGENCIES (Note 8)		
STOCKHOLDER'S DEFICIT		
Preferred stock, $0.01 par value, 5,000,000 shares authorized; 800,000 shares issued and outstanding	8,000	8,000
Common stock; $0.01 par value, 25,000,000 shares authorized;		
12,920,697 and 12,843,108 shares issued and outstanding as of July 2, 2022 and December 31, 2021	129,207	128,431
Additional paid-in capital	12,547,589	11,902,617
Common stock subscriptions receivable	(630,905)	(289,587)
Accumulated deficit	(19,095,450)	(16,176,249)
Accumulated other comprehensive loss	(62,124)	(53,356)
	(7,103,683)	(4,480,144)
TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT	$ 18,032,277	$ 10,846,163

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

SUGARFINA CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		For the Period January 1, 2022 to July 2, 2022		For the Period January 1, 2021 to July 3, 2021
NET REVENUE	$	12,184,609	$	13,187,059
COST OF SALES		5,649,030		6,784,455
GROSS MARGIN		6,535,579		6,402,604
SELLING, GENERAL AND ADMINISTRATIVE		9,098,803		9,128,919
LOSS FROM OPERATIONS		(2,563,224)		(2,726,315)
OTHER (EXPENSE) INCOME				
Government grant income		332,195		1,650,000
Interest expense		(641,797)		(560,409)
Interest income		14,160		-
Other (expense) income		(42,202)		5,967
		(337,644)		1,095,558
NET LOSS BEFORE PROVISION FOR INCOME TAXES		(2,900,868)		(1,630,757)
PROVISION FOR INCOME TAXES		18,333		25,048
NET LOSS		(2,919,201)		(1,655,805)
OTHER COMPREHENSIVE LOSS				
Foreign currency translation loss		(8,768)		(15,378)
TOTAL COMPREHENSIVE LOSS	$	(2,927,969)	$	(1,671,183)
NET LOSS PER SHARE				
BASIC	$	(0.38)	$	(0.20)
DILUTED	$	(0.23)	$	(0.13)
WEIGHTED AVERAGE SHARES OUTSTANDING				
BASIC		12,800,342		12,553,378
DILUTED		12,800,342		12,553,378

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

SUGARFINA CORPORATION
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S DEFICIT

	Preferred Stock		Common Stock		Additional Paid-In Capital	Subscription Receivable	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
	Shares	Amount	Shares	Amounts					
BALANCE, DECEMBER 31, 2020	800,000	$ 8,000	12,500,000	$ 125,000	$ 9,412,000	$ -	$ (12,293,639)	$ (34,926)	$ (2,783,565)
OTHER COMPREHENSIVE LOSS	-	-	-	-	-	-	-	(15,378)	(15,378)
ISSUANCE OF CLASS A COMMON STOCK	-	-	80,606	7,841	776,219	(116,831)	-	-	667,229
OFFERING COSTS	-	-	-	-	(470,640)	-	-	-	(470,640)
NET LOSS	-	-	-	-	-	-	(1,655,805)	-	(1,655,805)
BALANCE, JULY 3, 2021	800,000	$ 8,000	12,580,606	$ 132,841	$ 9,717,579	$ (116,831)	$ (13,949,444)	$ (50,304)	$ (4,258,159)
BALANCE, DECEMBER 31, 2021	800,000	$ 8,000	12,843,108	$ 128,431	$ 11,902,617	$ (289,587)	$ (16,176,249)	$ (53,356)	$ (4,480,144)
OTHER COMPREHENSIVE LOSS	-	-	-	-	-	-	-	(8,768)	(8,768)
ISSUANCE OF CLASS A COMMON STOCK	-	-	77,589	776	782,538	(341,318)	-	-	441,996
OFFERING COSTS	-	-	-	-	(137,566)	-	-	-	(137,566)
NET LOSS	-	-	-	-	-	-	(2,919,201)	-	(2,919,201)
BALANCE, JULY 2, 2022	800,000	$ 8,000	12,920,697	$ 129,207	$ 12,547,589	$ (630,905)	$ (19,095,450)	$ (62,124)	$ (7,103,683)

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

SUGARFINA CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Period January 1, 2022 to July 2, 2022	For the Period January 1, 2021 to July 3, 2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (2,919,201)	$ (1,655,805)
Adjustments to reconcile net loss to net cash from operating activities		
Depreciation and amortization	254,755	224,275
Non-cash interest expense	624,984	557,754
Changes in operating assets and liabilities:		
Accounts receivable	892,137	(99,821)
Inventory	(2,118,297)	792,202
Prepaid expenses and deposits	238,538	418,109
Accounts payable	(164,820)	(1,549,021)
Accrued expenses	29,727	162,128
Deferred revenue	79,447	27,260
Other, net	(29,952)	-
Net Cash Used In Operating Activities	(3,112,682)	(1,122,919)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures	(45,883)	(585,951)
Net Cash Used in Investing Activities	(45,883)	(585,951)
CASH FLOWS FROM FINANCING ACTIVITIES		
Borrowings on senior secured line of credit	1,365,609	-
Repayments on senior secured line of credit	(888,573)	-
Debt issuance costs	(25,000)	-
Proceeds from issuance of Class A common stock	441,996	667,229
Offering costs	(137,566)	(470,640)
Advances from related party	250,000	-
Payments due to related party	(38,050)	(115,462)
Long-term deferred rent	-	274,810
Other, net	(23,894)	(10,634)
Net Cash Provided by Financing Activities	944,522	345,303
EFFECT OF EXCHANGE RATES ON CASH	(8,768)	(15,378)
NET CHANGE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	(2,222,811)	(1,378,945)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT BEGINNING OF PERIOD	2,584,506	2,433,737
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT END OF PERIOD	$ 361,695	$ 1,054,792

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMTENTS

NOTE 1 – Operations

Organization and Operations

Sugarfina Corporation (the Company) was formed on November 1, 2019, as a Delaware limited liability company and converted to a corporation on September 26, 2020. In conjunction with the reincorporation, the outstanding 1,000 membership units of Sugarfina Holdings LLC were exchanged for 12,500,000 shares of common stock of Sugarfina Corporation. All share and per share amounts in the accompanying Unaudited Consolidated Financial Statements for the Company have been adjusted retroactively to reflect the effect of the 1:12,500 unit split resulting from the corporate conversion as if it had occurred at November 1, 2019.

The Company's wholly owned subsidiaries are Sugarfina USA LLC, Sugarfina Global LLC, Sugarfina Global Canada LTD, and Sugarfina IP LLC. The Company operates an upscale candy brand for adults through its e-commerce channels, as well as its wholesale channels, corporate and custom gifting concierge sales, and its retail boutiques in North America, located in major cities such as Los Angeles, New York, Boston, Vancouver, and Toronto. In addition to its retail boutiques in Canada, the Company also has an international presence through its franchise stores in Hong Kong and international wholesale accounts in South-East Asia, Australia, and Europe. The Company sells a range of high-end domestic and imported sweets, from gummies and caramel to chocolates and fruit.

The Company is a majority-owned subsidiary of Bristol Luxury Group LLC.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The Company's Unaudited Consolidated Financial Statements include the accounts of Sugarfina Corporation, Sugarfina USA LLC, Sugarfina Global LLC, Sugarfina Global Canada LTD, and Sugarfina IP LLC (collectively, the Company). All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of the Unaudited Consolidated Financial Statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the amounts reported in the Unaudited Consolidated Financial Statements and accompanying notes. Significant items subject to such estimates and assumptions include revenue recognition, valuation of accounts receivable and inventory, and depreciation and amortization. We may be unable to accurately predict the impact of COVID-19 going forward and as a result our estimates my change in the near term. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk include cash and cash equivalents and accounts receivable arising from normal business activities. At July 2, 2022 and December 31, 2021, the Company maintained cash with financial institutions in excess of federally insured limits. The Company places its cash with high quality financial institutions and has not experienced losses with respect to these items. The Company extends credit to its customers and generally does not require collateral from them.

Supplier Concentrations

The Company's operations are subject to several factors which are beyond the control of management, such as changes in manufacturers pricing and the continued operation of its significant manufacturers. While the Company sells a diversified product line, it remains dependent upon a limited number of suppliers which it selects. There were no concentrations of suppliers during the period January 1, 2022 to July 2, 2022 and January 1, 2021 to July 3, 2021.

Fair Value of Financial Instruments

Fair value of cash equivalents, current accounts receivable and current accounts payable approximate the carrying amounts because of their short-term nature. The fair value of long-term debt is estimated based upon quoted market prices at the reporting date for those financial instruments.

Cash, Cash Equivalents, and Restricted Cash

For purposes of the Unaudited Consolidated Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Restricted cash is secured as collateral for certain other assets. The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the Unaudited Consolidated Balance Sheets that sum to the total of the same such amounts shown in the Unaudited Consolidated Statements of Cash Flows:

	July 2, 2022	December 31, 2021
Cash and cash equivalents	$ 147,152	$ 2,369,342
Restricted cash	214,543	215,164
	$ 361,695	$ 2,584,506

Accounts Receivable

Accounts receivable is stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts based on its assessment of the status of individual accounts, considering a customer's financial condition and credit history, and economic conditions. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance and a credit to accounts receivable. At July 2, 2022 and December 31, 2021, the allowance for doubtful accounts was approximately $41,000 and $44,000, respectively.

Inventory

Inventory is stated at the lower of cost or net realizable value. Cost is stated on the first-in, first-out (FIFO) basis.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Property under finance leases and the related obligation for future lease payments are recorded at an amount equal to the initial present value of those lease payments. Those amounts are immaterial to our Unaudited Consolidated Financial Statements. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally ranging from three to five years. Properties under finance leases are amortized on the straight-line method over the life of the lease. Leasehold improvements are amortized over the shorter of their useful lives or the length of the lease. Expenditures for maintenance and repairs are charged to expense as incurred.

Intellectual Property

Capitalized intellectual property assets relate to franchise agreements acquired and are amortized using the straight-line method over their estimated lives of ten years.

Long-Lived Assets

Long-lived assets are assessed for recoverability on an ongoing basis. In evaluating the fair value and future benefits of long-lived assets, their carrying value would be reduced by any excess of the long-lived asset over management's estimate of the anticipated undiscounted future net cash flows of the related long-lived asset. At July 2, 2022 and December 31, 2021, management assessed that there was no impairment of its long-lived assets.

Due to Related Party

The amounts due to related party are reimbursements of expenses paid on behalf of Sugarfina Corporation by Bristol Luxury Group, the parent company.

Revenue Recognition

The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;

- Identification of the performance obligations in the contract;

- Determination of the transaction price;

- Allocation of the transaction price to the performance obligations in the contract; and

- Recognition of revenue when or as the performance obligations are satisfied.

The Company primarily derives its revenue from sales of product through e-commerce and wholesale customers and at its store locations. Revenue is recorded net of estimated returns and excludes sales taxes. Retail stores record revenue at the point of sale. Online sales include shipping revenue and are recorded at the point in time they are shipped to the customer. Revenue is shown net of returns, discounts, and sales incentives given to customers. Amounts billed to customers for shipping and handling costs as incurred are included in revenue. Shipping and handling costs associated with shipments to and returns from customers are included in cost of goods sold.

The following table presents the Company's revenue disaggregated by revenue source:

	For the Period January 1, 2022 to July 2, 2022	For the Period January 1, 2021 to July 3, 2021	Percentage Change
Wholesale	$ 5,376,243	$ 5,323,372	1%
E-commerce	2,603,800	4,053,310	-36%
Retail	3,162,274	2,843,667	11%
Gifting Concierge	865,676	696,210	24%
International	176,616	270,500	-35%
	$ 12,184,609	$ 13,187,059	-8%

Advertising

Advertising costs, which are recorded in selling, general and administrative expense, are charged to operations when incurred. The Company incurred approximately $243,752 and $237,942 in advertising expense for the six months ended July 2, 2022 and July 3, 2021, respectively.

Stock-Based Compensation

On January 26, 2021, the Company adopted an equity-based incentive plan for employees. The plan permitted the issuance of up to 500,000 shares of common stock in the form of stock options. At July 2, 2022, we have 316,000 stock options outstanding. The stock options vest ratably over four years from the date of grant but do not become exercisable until an exit event, such as a change in control, or initial public offering, occurs. If an exit event occurs, any portion of the options that have not vested will become vested immediately prior to the consummation of such exit event, provided the plan participant has not terminated prior to the exit event. We have not recognized any compensation expense for these awards as of July 2, 2022, due to the exit event restrictions on the exercisability of the stock options.

Lease Accounting

We enter operating lease contracts for the right to utilize retail, office and warehouse space. For contracts that extend for a period of greater than 12 months, we recognize a right of use asset and a corresponding lease liability on our Unaudited Consolidated Balance Sheets. The present value of each lease is based on the future minimum lease payments in accordance with ASC 842 and is determined by discounting those payments using a risk-free borrowing rate. Lease terms generally range from five to ten years and may provide for rent escalations and renewal options. See Note 5 for additional information.

Income Taxes

For the period November 1, 2019 (inception) to September 26, 2020, the Company was a limited liability company (LLC), taxed as a partnership in which all elements of income and deductions were included in the tax returns of the members of the LLC. Beginning September 27, 2020, the Company accounts for income taxes under the asset-and-liability method, as a corporation.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The realizability of deferred tax assets is assessed by management and a valuation allowance is recorded, if necessary, to reduce net deferred tax assets if it is more likely than not that all or some portion of such assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Among other things, management considers projected future taxable income and tax planning strategies in making this assessment. At December 31, 2021, management determined that the ultimate realization of deferred tax assets was uncertain, and a valuation allowance was recorded to fully reserve and reduce the net deferred tax assets in their entirety.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In accounting for uncertain income tax positions, the Company recognizes the consolidated financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. The Company is subject to potential income tax audits on open tax years by any taxing jurisdiction in which it operates. The statute of limitations for federal and State purposes is generally three and four years, respectively.

Comprehensive Loss

Total comprehensive loss is defined as all changes in equity during a period, other than those resulting from investments by and distributions to the member. Generally, for the Company, total comprehensive loss equals the net loss, plus or minus adjustments for currency translation.

While total comprehensive loss is the activity in a period and is largely driven by the net loss in that period, accumulated other comprehensive income or loss (AOCI) represents the cumulative balance of other comprehensive income as of the balance sheet date. For the Company, AOCI is primarily the cumulative balance related to the currency adjustments.

Earnings Per Share

Basic earnings per common share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per common share is computed based on net income (loss) divided by the weighted average number of common shares and potential shares. Income available to common stockholders shall be computed by deducting both the dividends declared in the period on preferred stock (whether or not paid) and the dividends accumulated for the period on cumulative preferred stock (whether or not earned) from net income. The computation of diluted EPS is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued during the period to reflect the potential dilution that could occur from common shares issuable through contingent shares issuance arrangement, stock options or warrants.

Foreign Currency Transactions and Translation

The functional currency of the Company's foreign-owned subsidiary is their local currency. Assets and liabilities denominated in foreign currencies as the functional currency at the balance sheet date are translated into the reporting currency of United States dollars (USD) at the exchange rates prevailing at the balance sheet date. The results of transactions in foreign currency are remeasured into the reporting currency at the average rate of exchange during the reporting period. The registered equity capital denominated in the functional currency is translated into the reporting currency of USD at the historical rate of exchange at the time of capital contribution. All translation adjustments resulting from the translation of the financial statements into the reporting currency at USD are dealt with as a separate component within equity as other comprehensive income (loss).

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments - Credit Losses*, and issued subsequent amendments to the initial guidance, ASU 2018-19, ASU 2019-04, ASU 2019-05, and ASU 2019-11 (collectively, Topic 326), to introduce a new impairment model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses (CECL). In April 2019, the FASB further clarified the scope of Topic 326 and addressed issues related to accrued interest receivable balances, recoveries, variable interest rates, and prepayment. The new guidance will require modified retrospective application to all outstanding instruments, with a cumulative-effect adjustment recorded to opening retained earnings as of the beginning of the first period in which the guidance becomes effective. The amendments in this update for the Company are effective for fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of the adoption of the new standard on the consolidated financial statements.

Recently Adopted Accounting Pronouncements

We have adopted guidance under ASC Topic 842, Lease Accounting ("ASC 842"), as of January 1, 2022 utilizing the modified retrospective method of adoption. Additionally, we elected to implement the practical expedients which, among other things, allows us to carry over previous lease conclusions reached under ASC 840. As a result of adopting the new lease standard, we recorded operating lease right of use assets of $7,697,037 with a corresponding lease liability as of the transition date. See Note 5 for further details. As a result of the adoption of the new lease accounting standard, our current and noncurrent liabilities and total assets beginning in 2022 reflect recording of our right of use assets and corresponding lease liabilities. Prior period amounts have not been adjusted under the modified retrospective method and continue to be reported in accordance with our historic accounting under previous GAAP.

In December 2019, the FASB issued ASU 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes* (ASU 2019-12), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and clarifies and amends existing guidance to improve consistent application. This update for the Company is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company adopted this accounting guidance effective January 1, 2022, and it did not have a material impact on our Unaudited Consolidated Financial Statements.

Subsequent Events

In preparing these Unaudited Consolidated Financial Statements, the Company has evaluated subsequent events and transactions for potential recognition or disclosure through September 27, 2022, the date the consolidated financial statements were available for issuance.

NOTE 3 – Inventory

Inventory consists of the following:

	July 2, 2022	December 31, 2021
Raw materials	$ 1,349,366	$ 830,035
Finished goods	1,370,313	738,546
Supplies and other inventory	2,199,954	1,292,755
	4,919,633	2,861,336
Valuation reserve to net realizable value	-	(60,000)
	$ 4,919,633	$ 2,801,336

NOTE 4 – Property and Equipment

Property and equipment consist of the following:

	July 2, 2022	December 31, 2021
Equipment	$ 811,922	$ 766,137
Furniture and fixtures	469,020	469,733
Leasehold improvements	692,772	692,772
Software	29,000	29,000
	2,002,714	1,957,642
Accumulated depreciation	(861,156)	(663,759)
	$ 1,141,558	$ 1,293,883

NOTE 5 –Leases

We enter operating lease contracts for the right to utilize retail, office and warehouse space. Lease terms vary and can range from short term (under 12 months) to long term (greater than 12 months). Lease terms generally range from five to ten years and may provide for rent escalations and renewal options. We considered those options when determining the lease terms used to derive our right of use assets and associated lease liabilities. Leases with a term of less than 12 months are not recorded on our Unaudited Consolidated Balance Sheets and we recognize lease expense for these leases on a straight-line basis over the lease term.

Additionally, certain lease payments, such as percentage rent and common area maintenance charges, are driven by variable factors. Variance costs are expensed as incurred and are not included in our determination for our lease liabilities and right of use assets.

Our lease portfolio consists of operating leases within two major categories:

Leases	Classification	Financial Statement Caption		July 2, 2022
Assets				
	Office and warehouse space	Right of use assets, net	$	4,980,296
	Retail store space	Right of use assets, net		3,624,879
Total Right of use assets, net			$	8,605,175
Liabilities				
		Lease liabilities		1,762,653
		Lease liabilities, noncurrent portion		8,071,538
Total Lease Liability			$	9,834,191

Our Right of use assets, net balance above includes our unamortized lease incentives with certain of our retail store leases.

We recorded total operating lease expense of $1,628,886 and $1,855,117 for the period of January 1, 2022 to July 2, 2022 and January 1, 2021 to July 3, 2021, respectively. The total operating cost includes the amounts associated with our existing lease liabilities, along with both short term and variable lease costs incurred during the periods.

The maturities of our operating lease liabilities as of July 2, 2022 on an undiscounted cash flow basis reconciled to the present value on our Unaudited Consolidated Balance Sheets:

Maturity of Lease Liabilities		Office and Warehouse Space		Retail Store Space		Total Operating Leases
Remainder of 2022	$	759,900	$	1,103,830	$	1,863,730
2023		965,207		1,170,533		2,135,740
2024		994,163		1,113,647		2,107,810
2025		1,023,988		872,978		1,896,966
2026		812,994		708,770		1,521,764
Thereafter		640,244		331,927		972,171
Total Lease Payments		5,196,496		5,301,685		10,498,181
Less: Interest		(216,200)		(447,790)		(663,990)
Present value of operating lease liabilities		4,980,296		4,853,895		9,834,191

The following table presents the weight average remaining term and discount rate related to our right of use assets:

Lease Term and Discount Rate	July 2, 2022
Weighted-average remaining lease term	4.97 years
Weighted-average discount rate	1.41%

The following table provides information regarding the cash paid and right of use assets obtained related to our operation leases:

Cash Flows Information		July 2, 2022
Cash paid for amounts included in the measurement of lease liabilities	$	924,665
Leased assets obtained in exchange for new operating lease liabilities	$	9,709,189

NOTE 6 – Debt

Senior Secured Line of Credit

On May 24, 2022, the Company entered into a revolving line of credit agreement with Austin Financial Services, Inc. ("AFS"). That agreement provides for a $1.5 million senior secured credit facility (the "Senior Secured Line of Credit" or "line of credit"), which will be used primarily for working capital purposes, and has a termination date of May 24, 2025, with certain early termination conditions and fees. The line of credit contains customary affirmative and negative covenants, however we are not subject to any financial covenants, such as leverage ratios.

The line of credit contains, among other things, the following key credit terms:

- a "borrowing base" equal to the sum of eligible accounts up to an advance rate of 85% plus the lesser of (a) eligible inventory up to an advance rate of 35% or (b) the inventory sublimit (defined below), minus certain reserves AFS may deem appropriate at its sole discretion,

- an inventory sublimit equal to the lesser of (a) $500,000 or (b) an amount equal to 200% of borrowing base availability,

- an annual facility fee equal to 1% of the total commitment amount (currently $1,500,000) paid on May 24, 2022, the closing date, and annually thereafter,

- a monthly collateral management fee of 0.60% based on the average outstanding loan balance

- a minimum monthly payment of $5,500

- and the interest rate for all advances shall be the sum of (a) the greater of 3.5% or the Prime Rate plus (b) 2%, provided that the interest rate shall not exceed 8.5% (the "Interest Rate Cap") in the first year of the loan; provided, further, that the Interest Rate Cap shall not increase by more than 2.5% for each year thereafter.

At July 2, 2022, we had $477,036 of outstanding borrowing and $612,762 of borrowing capacity (the lesser of the borrowing base or the aggregate line of credit) under the line of credit. The interest rate on our outstanding borrowings under the line of credit was 7.5% as of July 2, 2022.

Simultaneously upon entering into the line of credit agreement, the Company, Bristol Luxury Group, LLC ("BLG") and AFS entered into an Intercompany Subordination Agreement which provides AFS with a first priority interest in substantially all of the Company's assets. This means that upon an exit event or if the Company were to declare bankruptcy, AFS would be paid first before BLG (who has a second priority interest) or the stockholders.

See Note 10 for subsequent event disclosures regarding our Senior Secured Line of Credit.

Bristol Luxury Group LLC Debt

The Company has a secured promissory note payable balance to Bristol Luxury Group, LLC ("BLG") totaling $10,756,110 at July 2, 2022 (the "BLG Note"). The Company's board of directors owns BLG. The balance bears interest, payable monthly, at 12% and is secured by the general assets of the Company. Interest may be paid-in-kind. The balance of the promissory note is due May 2024. On April 30, 2021, Sugarfina Holdings LLC and BLG executed an Exchange Agreement (the "Exchange Agreement") and, concurrently therewith, an Amendment No. 1 to the Amended and Restated LLC Agreement of Sugarfina Holdings LLC (the "LLCA Amendment"), each having an effective date of September 26, 2020. Pursuant to the Exchange Agreement and the LLCA Amendment, BLG and Sugarfina Holdings LLC agreed to convert a portion of the outstanding principal and accrued interest on the BLG Note equal to $8,000,000 in the aggregate (including $6,289,954 in outstanding principal and $1,710,046 in accrued interest) for 800,000 preferred units of Sugarfina Holdings LLC, with such exchange becoming effective immediately prior to the conversion of Sugarfina Holdings LLC into the Company on September 26, 2020.

NOTE 7 – Government Grants

Employee Retention Credit ("ERC")

The Company was eligible for the Employee Retention Credit ("ERC") under the provisions of the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") signed into law March 27, 2020, and the subsequent extension of the CARES Act. In January 2022, the Company filed for approximately $3.3 million of ERCs.

In June 2022, we received $335,442 of our ERC refunds, of which $321,282 is reflected as "Government grant income" and $14,160 as "Interest income" in our Unaudited Consolidated Statements of Operations and Comprehensive Loss for 1H 2022.

As of the date of this Semi-Annual Report the Company cannot reasonably estimate when it will receive the remainder of its refunds. Upon receipt of those funds, we are obligated to pay third-party consulting fees on 9% of the total ERCs received. Consulting fees of $28,915 were recognized in "Selling, General and Administrative" expenses in our Unaudited Consolidated Statements of Operations and Comprehensive Loss, for the portion of ERC refunds received in 1H 2022.

The Company will continue to recognize government grant income separately within other income similar to the accounting of our forgivable PPP loans once it is reasonably assured that (1) any conditions attached to the assistance will be met and (2) the assistance will be received.

Second Draw PPP Loan

In March 2020, Congress passed the Paycheck Protection Program (PPP), authorizing loans to small businesses for use in paying employees that they continue to employ throughout the COVID-19 pandemic and for rent, utilities and interest on mortgages. Loans obtained through the PPP are eligible to be forgiven if the proceeds are used for qualifying purposes and certain other conditions are met.

In March 2021, the Company received a second draw PPP loan of $1,650,000. Management anticipated that the loan would be fully forgiven due to similar circumstances of our first draw PPP loan and as such, the Company recognized grant income of $1,650,000 in the Unaudited Consolidated Statements of Operations and Comprehensive Loss for the six months ended July 3, 2021. The Company's second draw PPP loan was fully forgiven in April 2022.

U.S. GAAP does not contain authoritative accounting standards for forgivable loans provided by governmental entities to a for-profit entity. Absent authoritative accounting standards, interpretative guidance issued and commonly applied by financial statement preparers allows for the selection of accounting policies amongst acceptable alternatives. Based on facts and circumstances outlined below, the Company determined it most appropriate to account for the PPP loan proceeds as an in-substance government grant by analogy to International Accounting Standards 20 (IAS 20), *Accounting for Government Grants and Disclosure of Government Assistance*. Under the provisions of IAS 20, "a forgivable loan from government is treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan." IAS 20 does not define "reasonable assurance"; however, based on certain interpretations, it is analogous to "probable" as defined in FASB ASC 450-20-20 under U.S. GAAP, which is the definition the Company has applied to its expectations of PPP loan forgiveness. Under IAS 20, government grants are recognized in earnings on a systematic basis over the periods in which the Company recognizes costs for which the grant is intended to compensate (i.e., qualified expenses). The Company has elected to recognize government grant income separately within other income.

NOTE 8 – Commitments and Contingencies

Production Agreements

The Company currently transacts with a co-packer located in Mexico for the assembly of its product which is promptly transferred to the Las Vegas operations center. In July 2022, we amended the existing agreement to extend the term through May 1, 2024, with an option to, thereafter, extend the term for an additional twelve-month period(s) upon mutual agreement of both parties. The existing agreement with the co-packer has no minimum production requirements and the parties agreed to extend the agreement on substantially similar terms, except that the original agreement was amended to provide for annual rate increases of 3.5% commencing on January 1, 2023.

Legal Proceedings

The Company is involved in various minor claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company's financial position, results of operations, or liquidity.

NOTE 9 – Stockholder's Deficit

The Company issued 12,500,000 shares of common stock to Bristol Luxury Group, LLC in conjunction with the conversion to a corporation in September 2020. Additionally, $8,000,000 of the Company's debt held by Bristol Luxury Group, LLC was converted to shares of preferred stock, with the effective date of September 2020.

Preferred stock does not have the right to vote, except for protective voting rights with respect to certain actions, such as bylaw changes, liquidation, or actions dilutive to preferred stockholders. Preferred stock has a cumulative dividend rate of 12% per annum on the issue price of the preferred stock that accrues daily and a dividend rate of 14% on the amount of any previously accrued dividends not yet paid, which compounds monthly. Dividends are payable as declared by the Company's Board of Directors. Holders of preferred stock receive dividends, when declared, and liquidation preferences over holders of common stock. Preferred stock is convertible to common stock at the option of the preferred stockholder. As of July 2, 2022, and December 31, 2021, there were un-declared dividends in the amount of $1,908,837 and $1,318,654, respectively.

On January 5, 2021, the Company commenced an offering of up to $25,875,000 of its Common Stock pursuant to Regulation A under the Securities Act of 1933. The Company offered up to 2,500,000 shares of Common Stock at a price of $10.00 per share (increased to $10.35 per share effective July 30, 2021), plus up to 250,000 additional shares of Common Stock eligible to be issued as Bonus Shares (as defined in our Offering Circular dated December 31, 2020 (the "Offering Circular")) to investors based upon investment level.

On June 30, 2022, the Company terminated its offering of Common Stock pursuant to Regulation A under the Securities Act of 1933, as amended (the "Regulation A Offering"). The Company sold 411,885 shares of Common Stock, plus an additional 8,812 shares of Common Stock issued as Bonus Shares to investors based upon investment level. As of July 2, 2022, the Company recognized gross proceeds of $4,262,117, inclusive of a subscription receivable of $630,905 and incurred offering costs of $1,122,321.

NOTE 10 – Subsequent Events

On August 3, 2022, we amended our Senior Secured Line of Credit to increase our inventory advance rate from 35% to 65% and increase our inventory sublimit to the lesser of (a) $750,000 (previously $500,000) or (b) an amount equal to 200% of borrowing base availability. That amendment is intended to provide more flexibility in borrowing availability during periods such as when we are building inventory in preparation for our holiday season orders.